UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and Form F-10 (File No. 333-190229) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date:	July 21, 2015		Signed: /s/ Scott Cedergren
		By:	Name:	Scott Cedergren
			Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date:	July 21, 2015		Signed: /s/ Scott Cedergren
		By:	Name:	Scott Cedergren
			Title:	Assistant Corporate Secretary

SECOND QUARTER REPORT    |    2015

Release:	Immediate	July 21, 2015

CP reports Q2 2015 diluted earnings per share of C$2.36; adjusted EPS of $2.45

Revises full-year 2015 earnings outlook

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the highest-ever net income for the second quarter and the lowest operating ratio for the period in the company’s history.

Net income rose to a record quarterly high of $390 million, or $2.36 per diluted share, an improvement of 12 percent. Adjusted earnings per share gained 16 percent to $2.45. Revenues were little changed at $1.65 billion.

“CP remains disciplined during this period of economic uncertainty in identifying opportunities to control costs and improve efficiency to offset near-term headwinds,” said E. Hunter Harrison, CP’s Chief Executive Officer. “CP’s achievement on the bottom line came even as a sluggish North American recovery and stubborn global economic softness weighed on commodity prices, forcing producers to reduce output and cut shipments.”

SECOND-QUARTER 2015 HIGHLIGHTS

•	Operating income climbed 10 percent to $646 million

•	OR fell to a second-quarter record 60.9 percent, a 420-basis-point improvement

•	Adjusted earnings per share advanced 16 percent to $2.45

“Even in the face of this economic slowdown, CP’s commitment to providing the best service at the lowest cost will continue to serve us well moving forward,” Harrison said. “The positive CP story is based on a business model that allows for flexibility – we are nimble, efficient, and able to respond to the ever-changing economic climate.”

UPDATED FINANCIAL EXPECTATIONS FOR 2015

The company expects revenue growth to be 2-3 percent, operating ratio to be below 62 percent, and 2015 annual adjusted diluted EPS of $10.00 to $10.40.

Key assumptions for the updated full year 2015 financial expectations include:

•	Canadian to U.S. dollar average exchange rate of $1.25

•	An effective income tax rate (excluding discrete items) of 27.5 percent

•	Defined benefit pension expense of approximately $35 million, compared with 2014 pension income of $52 million

•	Capital expenditures of approximately $1.5 billion

•	Average On Highway Diesel (“OHD”) price of U.S. $2.80-$2.90

•	Current share repurchase plan expected to be completed by calendar year-end

Further, CP will no longer be exempt from the regular SEC reporting requirements in 2016 because a majority of its board was comprised of U.S. citizens or residents as of June 30, 2015 (the relevant date for determining foreign private issuer status for U.S. SEC reporting purposes in 2016). This follows a determination that the resignation of Stephen Tobias from the board occurred on July 3, 2015.

Accordingly, CP plans to follow the regular SEC reporting requirements effective January 1, 2016, file an annual report on Form 10-K for the year ended December 31, 2015 and file regular periodic reports under both Canadian and U.S. law thereafter.

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, including our 2015 full-year guidance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts,

2

floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

3

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014
Revenues
Freight	$1,610	$1,642	$3,240	$3,116
Non-freight	41	39	76	74

Total revenues	1,651	1,681	3,316	3,190

Operating expenses
Compensation and benefits	308	342	686	687
Fuel	185	273	380	544
Materials	45	47	97	99
Equipment rents	46	40	88	81
Depreciation and amortization	145	137	291	278
Purchased services and other (Note 4)	276	255	516	491

Total operating expenses	1,005	1,094	2,058	2,180

Operating income	646	587	1,258	1,010
Less:
Other income and charges (Note 5)	(5)	3	68	3
Net interest expense	84	69	169	139

Income before income tax expense	567	515	1,021	868

Income tax expense (Note 6)	177	144	311	243

Net income	$390	$371	$710	$625

Earnings per share (Note 7)
Basic earnings per share	$2.38	$2.13	$4.32	$3.57
Diluted earnings per share	$2.36	$2.11	$4.28	$3.54

Weighted-average number of shares (in millions) (Note 7)
Basic	163.7	174.4	164.3	174.9
Diluted	165.0	175.9	165.7	176.5

Dividends declared per share	$0.3500	$0.3500	$0.7000	$0.7000

See Notes to Interim Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014

Net income	$390	$371	$710	$625

Net gain (loss) on foreign currency translation adjustments, net of hedging activities	7	7	(30)	7

Change in derivatives designated as cash flow hedges	36	(1)	(33)	(2)

Change in pension and post-retirement defined benefit plans (Note 3)	66	31	138	62

Other comprehensive income before income tax recovery	109	37	75	67

Income tax (expense) recovery	(35)	(24)	11	(16)

Other comprehensive income (Note 3)	74	13	86	51

Comprehensive income	$464	$384	$796	$676

See Notes to Interim Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT,

(in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$185	$226
Accounts receivable, net	686	702
Materials and supplies	174	177
Deferred income taxes	69	56
Other current assets	99	116

	1,213	1,277

Investments	134	112
Properties	15,104	14,438
Assets held for sale (Note 8)	198	182
Goodwill and intangible assets	189	176
Pension asset (Note 13)	469	304
Other assets (Note 2)	83	117

Total assets	$17,390	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,331	$1,277
Long-term debt maturing within one year (Note 9)	90	134

	1,421	1,411

Pension and other benefit liabilities (Note 13)	759	755
Other long-term liabilities	362	432
Long-term debt (Notes 2 and 9)	6,611	5,625
Deferred income taxes	2,986	2,773

Total liabilities	12,139	10,996

Shareholders’ equity
Share capital (Note 10)	2,151	2,185
Additional paid-in capital	40	36
Accumulated other comprehensive loss (Note 3)	(2,133)	(2,219)
Retained earnings	5,193	5,608

	5,251	5,610

Total liabilities and shareholders’ equity	$17,390	$16,606

Certain of the comparative figures have been reclassified to be consistent with the 2015 presentation (Note 2).

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2015	2014	2015	2014
Operating activities
Net income	$390	$371	$710	$625
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	145	137	291	278
Deferred income taxes (Note 6)	74	(15)	106	74
Pension funding in excess of expense (Note 13)	(20)	(33)	(30)	(65)
Other operating activities, net	(38)	23	(15)	40
Change in non-cash working capital balances related to operations	34	162	78	(20)

Cash provided by operating activities	585	645	1,140	932

Investing activities
Additions to properties	(355)	(298)	(618)	(522)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	236	—	236
Proceeds from sale of properties and other assets (Note 4)	8	11	60	16
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	7	—	9
Other (Note 4)	(7)	(1)	13	(1)

Cash used in investing activities	(354)	(45)	(545)	(262)

Financing activities
Dividends paid	(57)	(62)	(115)	(123)
Issuance of CP common shares	11	22	27	36
Purchase of CP common shares (Note 10)	(543)	(447)	(1,072)	(532)
Net issuance (repayment) of commercial paper (Note 9)	369	—	(224)	—
Issuance of long-term debt, excl. commercial paper (Note 9)	—	—	810	—
Repayment of long-term debt, excl. commercial paper (Note 9)	(9)	(11)	(67)	(154)

Cash used in financing activities	(229)	(498)	(641)	(773)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	(12)	5	(4)

Cash position
Increase (decrease) in cash and cash equivalents	1	90	(41)	(107)
Cash and cash equivalents at beginning of period	184	279	226	476

Cash and cash equivalents at end of period	$185	$369	$185	$369

Supplemental disclosures of cash flow information:
Income taxes paid	$62	$30	$59	$39
Interest paid	$94	$88	$161	$160

See Notes to Interim Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	710	710
Other comprehensive income (Note 3)	—	—	—	86	—	86
Dividends declared	—	—	—	—	(115)	(115)
Effect of stock-based compensation expense	—	—	10	—	—	10
CP common shares repurchased (Note 10)	(5.2)	(70)	—	—	(1,010)	(1,080)
Shares issued under stock option plans (Note 12)	0.4	36	(6)	—	—	30

Balance at June 30, 2015	161.3	$2,151	$40	$(2,133)	$5,193	$5,251

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	625	625
Other comprehensive income (Note 3)	—	—	—	51	—	51
Dividends declared	—	—	—	—	(122)	(122)
Effect of stock-based compensation expense	—	—	11	—	—	11
CP common shares repurchased (Note 10)	(3.2)	(42)	—	—	(523)	(565)
Shares issued under stock option plans (Note 12)	0.6	50	(11)	—	—	39

Balance at June 30, 2014	172.8	$2,248	$34	$(1,452)	$6,306	$7,136

See Notes to Interim Consolidated Financial Statements.

8

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements, except for the accounting change discussed in Note 2.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with current presentation.

Long-term debt issuance costs of $38 million have been presented as a reduction of the carrying value of “Long-term debt” as at June 30, 2015. The comparative period has been adjusted for the retrospective change in accounting principle with a reclassification of $34 million from “Other assets” against the carrying value of “Long-term debt” as at December 31, 2014. There was no impact on the income statement as a result of the adoption of the provisions of this ASU during the three and six months ended June 30, 2015 and comparative periods.

Future changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended June 30				For the six months ended June 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)

Opening balance, 2015	$125	$(103)	$(2,229)	$(2,207)	$115	$(52)	$(2,282)	$(2,219)

Other comprehensive income (loss) before reclassifications	—	26	—	26	10	(26)	5	(11)

Amounts reclassified from accumulated other comprehensive income	—	—	48	48	—	1	96	97

Net current-period other comprehensive income (loss)	—	26	48	74	10	(25)	101	86

Closing balance, 2015	$125	$(77)	$(2,181)	$(2,133)	$125	$(77)	$(2,181)	$(2,133)

Opening balance, 2014	$122	$(16)	$(1,571)	$(1,465)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	(8)	(10)	—	(18)	9	—	—	9

Amounts reclassified from accumulated other comprehensive income (loss)	—	8	23	31	—	(3)	45	42

Net current-period other comprehensive income (loss)	(8)	(2)	23	13	9	(3)	45	51

Closing balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$114	$(18)	$(1,548)	$(1,452)

(1)	Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014

Amortization of prior service costs(a)	$(2)	$(17)	$(3)	$(34)
Recognition of net actuarial loss(a)	67	48	134	96

Total before income tax	65	31	131	62
Income tax recovery	(17)	(8)	(35)	(17)

Net of income tax	$48	$23	$96	$45

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

10

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Operating expenses”.

5	Other income and charges

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Foreign exchange loss (gain) on long-term debt	$(10)	$—	$54	$—
Other foreign exchange losses (gains)	—	(1)	6	(4)
Other	5	4	8	7

Total other income and charges	$(5)	$3	$68	$3

6	Income taxes

	For the three months		For the six months
	ended June 30		ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Current income tax expense	$103	$159	$205	$169
Deferred income tax expense (recovery)	74	(15)	106	74

Income tax expense	$177	$144	$311	$243

During the three months ended June 30, 2015, legislation was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the quarter related to the revaluation of its deferred income tax balances as at January 1, 2015.

The estimated 2015 annualized effective tax rate for the three and six months ended June 30, 2015, excluding discrete items (Foreign exchange loss on long-term debt included in “Other income and charges” and revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase), is 27.5% (28.0% for the three and six months ended June 30, 2014).

The effective tax rate for the three and six months ended June 30, 2015, including discrete items, is 31.3% and 30.5%, respectively.

The higher rates for the three and six months ended June 30, 2015 compared to the estimated 2015 annualized effective tax rate was the result of the income tax expense of $23 million in the second quarter related to the revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase.

11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

7	Earnings per share

At June 30, 2015, the number of shares outstanding was 161.3 million (June 30, 2014 – 172.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2015	2014	2015	2014

Weighted-average basic shares outstanding	163.7	174.4	164.3	174.9
Dilutive effect of stock options	1.3	1.5	1.4	1.6

Weighted-average diluted shares outstanding	165.0	175.9	165.7	176.5

For the three and six months ended June 30, 2015, there were 175,068 options and 87,976 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2014 – 124,093 and 120,930, respectively).

8	Assets held for sale

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York. The assets expected to be sold to NS, for proceeds of approximately U.S. $215 million subject to closing adjustments, have been classified as “Assets held for sale” on the Company’s Consolidated Balance Sheets at June 30, 2015 and December 31, 2014. The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, is expected to close later in 2015.

9	Debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) cash (see Note 11). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at June 30, 2015, the Company had total commercial paper borrowings of U.S. $500 million (CDN $625 million), presented in “Long-term debt” on the Interim Consolidated Balance Sheets (December 31, 2014 – U.S. $675 million (CDN $783 million)) as the Company has the intent and ability to renew these borrowings on a long term basis. The weighted-average interest rate on these borrowings was 0.48% (December 31, 2014 – 0.44%).

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

9	Debt (continued)

Revolving credit facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at June 30, 2015, the Company satisfied the thresholds stipulated in both the existing and amended financial covenant.

10	Shareholders’ Equity

On March 16, 2015, the Company announced the renewal of its Board of Directors approved normal course issuer bid (“bid” or “NCIB”), commencing March 18, 2015 to March 17, 2016, to purchase up to 9.14 million of its outstanding Common shares for cancellation.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014

Number of common shares repurchased	3,058,900	2,702,232	5,233,688	3,269,982
Weighted-average price per share(1)	$193.10	$176.86	$206.40	$172.90
Amount of repurchase (in millions)(1)	$590	$478	$1,080	$565

(1)	Includes brokerage fees.

11	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”), and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company applied inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread, as well as those of its counterparties, in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $7,669 million at June 30, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $6,701 million at June 30, 2015 (December 31, 2014 – $5,759 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

11	Financial instruments (continued)

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel, and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments, or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2015 was an unrealized FX gain of $58 million and an unrealized FX loss of $298 million, respectively (three and six months ended June 30, 2014 – unrealized FX gain of $119 million and loss of $12 million, respectively). There was no ineffectiveness during the three and six months ended June 30, 2015 and comparative periods.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

11	Financial instruments (continued)

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the same period. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%. The fair value of these derivative instruments was a loss of U.S. $50 million (CDN $63 million) at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” until the underlying notes, which were hedged, are repaid. A loss of $1 million and $2 million related to these previously settled derivatives has been reclassified to “Net interest expense” for the three and six months ended June 30, 2015, respectively. The Company expects during the next 12 months, $6 million of losses will be reclassified to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense” during the first three months of 2015.

As at June 30, 2015 the unrealized loss of $22 million derived from the remaining forward starting swaps was included in “Accounts payable and accrued liabilities” with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statements of Comprehensive Income.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at June 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million are outstanding. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”.

A negligible realized gain was reclassified from “Accumulated other comprehensive loss” to “Net interest expense” related to settled derivatives in the three and six months ended June 30, 2015.

At June 30, 2015, a negligible unrealized loss from the outstanding derivatives was recorded in “Accounts payable and accrued liabilities” on the Interim Consolidated Balance Sheets with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statements of Comprehensive Income.

At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Consolidated Balance Sheets was not significant. The offset was reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

12	Stock-based compensation

At June 30, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in a recovery of $5 million and expense of $24 million for the three and six months ended June 30, 2015, respectively (three and six months ended June 30, 2014 an expense of $39 million and $61 million, respectively).

Regular options

In the six months ended June 30, 2015, under CP’s stock option plans, the Company issued 315,724 regular options at the weighted-average price of $218.93 per share, based on the closing price on the grant date.

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

12	Stock-based compensation (continued)

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $16 million. The weighted-average fair value assumptions were approximately:

For the six months ended June 30, 2015

Grant price	$218.93
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.09%
Expected stock price volatility(3)	25.83%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$49.76

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the six months ended June 30, 2015, the Company issued 137,222 PSUs with a grant date fair value of approximately $29 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance factor and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the six months ended June 30, 2015, the Company granted 15,652 DSUs with a grant date fair value of approximately $3 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

13	Pensions and other benefits

In the three and six months ended June 30, 2015, the Company made contributions of $20 million and $41 million, respectively (three and six months ended June 30, 2014 - $20 million and $39 million, respectively) to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits, including the recognition of an $11 million gain related to legacy pension plans, in the three and six months ended June 30, 2015 included the following components:

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

13	Pensions and other benefits (continued)

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014

Current service cost (benefits earned by employees in the period)	$32	$26	$3	$4
Interest cost on benefit obligation	116	119	5	6
Expected return on fund assets	(212)	(189)	—	—
Recognized net actuarial loss	66	48	1	—
Amortization of prior service costs	(2)	(17)	—	—

Net periodic benefit (recovery) cost	$—	$(13)	$9	$10

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014

Current service cost (benefits earned by employees in the period)	$64	$53	$6	$7
Interest cost on benefit obligation	231	238	10	12
Expected return on fund assets	(413)	(378)	—	—
Recognized net actuarial loss	132	95	2	1
Amortization of prior service costs	(3)	(34)	—	—

Net periodic benefit (recovery) cost	$11	$(26)	$18	$20

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

17

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015

(unaudited)

14	Contingencies (continued)

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and the shipper, Western Petroleum, and its parent, World Fuel Services.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. In response to CP’s motion to withdraw the bankruptcy court reference, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. Because the trustee maintained that conduct subject to Canadian regulation prevailed CP moved to dismiss for want of personal jurisdiction. That motion will be heard on August 18, 2015.

On March 31, 2015, the Canadian Monitor in the MM&A bankruptcy filed a Plan of Arrangement under the Companies’ Creditors Arrangement Act (“CCAA”) whereby the Monitor sought court approval of the Plan. On July 13, 2015, the Quebec Superior court approved MM&A’s Plan of arrangement. Subject to this judgement becoming a final judgement and subject to approval by the U.S. Court, the plan will provide for the distribution of a fund of approximately $430 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund for any further liability. Moreover, the Plan of arrangement provides for broadly worded third-party releases and channeling injunctions. CP has not contributed to the fund.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights. Western Fuels is part of the World Fuels group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned all Carmack claims to the trustee. So far the trustee has not pursued Carmack claims against CP, but both the World Fuels group and the trustee have maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuels group or Irving Oil associated with the derailment.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2015 was $3 million and $6 million, respectively (three and six months ended June 30, 2014 – $nil and $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2015 was $94 million (December 31, 2014 – $91 million). Payments are expected to be made over 10 years to 2025.

18

Summary of Rail Data

Second Quarter						Year-to-date
2015	2014	Change	%		Financial (millions, except per share data)	2015	2014	Change	%

					Revenues
$1,610	$1,642	$(32)	(2)		Freight revenues	$3,240	$3,116	$124	4
41	39	2	5		Non-freight revenues	76	74	2	3

1,651	1,681	(30)	(2)		Total revenues	3,316	3,190	126	4

					Operating expenses
308	342	(34)	(10)		Compensation and benefits	686	687	(1)	—
185	273	(88)	(32)		Fuel	380	544	(164)	(30)
45	47	(2)	(4)		Materials	97	99	(2)	(2)
46	40	6	15		Equipment rents	88	81	7	9
145	137	8	6		Depreciation and amortization	291	278	13	5
276	255	21	8		Purchased services and other	516	491	25	5

1,005	1,094	(89)	(8)		Total operating expenses	2,058	2,180	(122)	(6)

646	587	59	10		Operating income	1,258	1,010	248	25

					Less:

(5)	3	(8)	(267)		Other income and charges	68	3	65	2,167
84	69	15	22		Net interest expense	169	139	30	22

567	515	52	10		Income before income tax expense	1,021	868	153	18

177	144	33	23		Income tax expense	311	243	68	28

$390	$371	$19	5		Net income	$710	$625	$85	14

60.9	65.1	(4.2)	(420	) bps	Operating ratio (%)	62.1	68.3	(6.2)	(620	) bps

$2.38	$2.13	$0.25	12		Basic earnings per share	$4.32	$3.57	$0.75	21

$2.36	$2.11	$0.25	12		Diluted earnings per share	$4.28	$3.54	$0.74	21

					Shares Outstanding

163.7	174.4	(10.7)	(6)		Weighted average number of shares outstanding (millions)	164.3	174.9	(10.6)	(6)

165.0	175.9	(10.9)	(6)		Weighted average number of diluted shares outstanding (millions)	165.7	176.5	(10.8)	(6)

					Foreign Exchange

0.81	0.91	(0.10)	(11)		Average foreign exchange rate (US$/Canadian$)	0.81	0.91	(0.10)	(11)

1.23	1.10	0.13	12		Average foreign exchange rate (Canadian$/US$)	1.23	1.10	0.13	12

19

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%

				Commodity Data

				Freight Revenues (millions)
$255	$252	$3	1	- Canadian Grain	$511	$473	$38	8
106	115	(9)	(8)	- U.S. Grain	243	221	22	10
167	165	2	1	- Coal	327	313	14	4
106	101	5	5	- Potash	199	181	18	10
67	64	3	5	- Fertilizers and sulphur	138	118	20	17
61	52	9	17	- Forest products	118	100	18	18
171	155	16	10	- Chemicals and plastics	349	302	47	16
81	114	(33)	(29)	- Crude	179	218	(39)	(18)
160	170	(10)	(6)	- Metals, minerals, and consumer products	319	331	(12)	(4)
91	104	(13)	(13)	- Automotive	173	192	(19)	(10)
192	200	(8)	(4)	- Domestic intermodal	386	377	9	2
153	150	3	2	- International intermodal	298	290	8	3

$1,610	$1,642	$(32)	(2)	Total Freight Revenues	$3,240	$3,116	$124	4

				Millions of Revenue Ton-Miles (RTM)
6,622	7,074	(452)	(6)	- Canadian Grain	13,027	12,920	107	1
2,184	2,679	(495)	(18)	- U.S. Grain	5,128	5,218	(90)	(2)
5,894	5,941	(47)	(1)	- Coal	11,598	11,382	216	2
4,514	4,114	400	10	- Potash	8,189	7,407	782	11
935	1,130	(195)	(17)	- Fertilizers and sulphur	2,050	2,204	(154)	(7)
1,061	1,003	58	6	- Forest products	2,080	1,923	157	8
3,423	3,326	97	3	- Chemicals and plastics	6,993	6,532	461	7
2,796	3,816	(1,020)	(27)	- Crude	5,828	7,174	(1,346)	(19)
2,172	2,698	(526)	(19)	- Metals, minerals, and consumer products	4,455	5,411	(956)	(18)
496	597	(101)	(17)	- Automotive	915	1,111	(196)	(18)
3,063	3,003	60	2	- Domestic intermodal	6,087	5,637	450	8
3,121	3,048	73	2	- International intermodal	5,994	5,885	109	2

36,281	38,429	(2,148)	(6)	Total RTMs	72,344	72,804	(460)	(1)

				Freight Revenue per RTM (cents)
3.86	3.56	0.30	8	- Canadian Grain	3.92	3.66	0.26	7
4.85	4.31	0.54	13	- U.S. Grain	4.74	4.24	0.50	12
2.83	2.79	0.04	1	- Coal	2.82	2.75	0.07	3
2.34	2.46	(0.12)	(5)	- Potash	2.43	2.44	(0.01)	—
7.12	5.61	1.51	27	- Fertilizers and sulphur	6.73	5.35	1.38	26
5.73	5.20	0.53	10	- Forest products	5.69	5.19	0.50	10
4.99	4.67	0.32	7	- Chemicals and plastics	4.99	4.63	0.36	8
2.92	2.99	(0.07)	(2)	- Crude	3.09	3.04	0.05	2
7.37	6.27	1.10	18	- Metals, minerals, and consumer products	7.15	6.11	1.04	17
18.37	17.37	1.00	6	- Automotive	18.89	17.31	1.58	9
6.26	6.66	(0.40)	(6)	- Domestic intermodal	6.35	6.69	(0.34)	(5)
4.90	4.94	(0.04)	(1)	- International intermodal	4.97	4.93	0.04	1

4.44	4.27	0.17	4	Total Freight Revenue per RTM	4.48	4.28	0.20	5

20

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%

				Carloads (thousands)
72	78	(6)	(8)	- Canadian Grain	133	140	(7)	(5)
33	44	(11)	(25)	- U.S. Grain	73	83	(10)	(12)
84	82	2	2	- Coal	166	160	6	4
37	33	4	12	- Potash	68	61	7	11
15	16	(1)	(6)	- Fertilizers and sulphur	32	31	1	3
15	15	—	—	- Forest products	30	29	1	3
51	49	2	4	- Chemicals and plastics	102	94	8	9
19	25	(6)	(24)	- Crude	41	49	(8)	(16)
54	60	(6)	(10)	- Metals, minerals, and consumer products	109	116	(7)	(6)
36	37	(1)	(3)	- Automotive	66	67	(1)	(1)
106	110	(4)	(4)	- Domestic intermodal	209	207	2	1
146	140	6	4	- International intermodal	281	270	11	4

668	689	(21)	(3)	Total Carloads	1,310	1,307	3	—

				Freight Revenue per Carload
$3,546	$3,219	$327	10	- Canadian Grain	$3,852	$3,374	$478	14
3,187	2,645	542	20	- U.S. Grain	3,308	2,675	633	24
1,996	2,027	(31)	(2)	- Coal	1,968	1,963	5	—
2,854	3,046	(192)	(6)	- Potash	2,933	2,983	(50)	(2)
4,508	3,925	583	15	- Fertilizers and sulphur	4,381	3,770	611	16
3,902	3,502	400	11	- Forest products	3,880	3,452	428	12
3,354	3,185	169	5	- Chemicals and plastics	3,427	3,213	214	7
4,294	4,524	(230)	(5)	- Crude	4,404	4,452	(48)	(1)
2,946	2,810	136	5	- Metals, minerals, and consumer products	2,911	2,839	72	3
2,541	2,798	(257)	(9)	- Automotive	2,610	2,850	(240)	(8)
1,812	1,822	(10)	(1)	- Domestic intermodal	1,852	1,825	27	1
1,047	1,074	(27)	(3)	- International intermodal	1,058	1,074	(16)	(1)

$2,409	$2,383	$26	1	Total Freight Revenue per Carload	$2,473	$2,384	$89	4

21

Summary of Rail Data (Page 4)

Second Quarter					Year-to-date
2015	2014 (1)	Change	%		2015	2014 (1)	Change	%

				Operations Performance

66,435	70,756	(4,321)	(6)	Freight gross ton-miles (millions)	131,620	132,853	(1,233)	(1)
36,281	38,429	(2,148)	(6)	Revenue ton-miles (millions)	72,344	72,804	(460)	(1)
8,649	9,297	(648)	(7)	Train miles (thousands)	17,133	18,066	(933)	(5)
8,261	8,149	112	1	Average train weight - excluding local traffic (tons)	8,227	7,895	332	4
6,991	6,790	201	3	Average train length - excluding local traffic (feet)	6,884	6,541	343	5
6.7	8.6	(1.9)	(22)	Average terminal dwell (hours)	8.6	9.4	(0.8)	(9)
21.7	18.0	3.7	21	Average network train speed (mph)	20.5	17.1	3.4	20
0.996	1.004	(0.008)	(1)	Fuel efficiency(2)	1.023	1.055	(0.032)	(3)
65.5	70.3	(4.8)	(7)	U.S. gallons of locomotive fuel consumed (millions)(3)	133.4	138.7	(5.3)	(4)
2.30	3.53	(1.23)	(35)	Average fuel price (U.S. dollars per U.S. gallon)	2.31	3.58	(1.27)	(35)

14,150	14,787	(637)	(4)	Total employees (average)(4)	14,119	14,516	(397)	(3)
14,069	14,736	(667)	(5)	Total employees (end of period)(4)	14,069	14,736	(667)	(5)
14,128	14,960	(832)	(6)	Workforce (end of period)(5)	14,128	14,960	(832)	(6)

				Safety

1.44	1.74	(0.30)	(17)	FRA personal injuries per 200,000 employee-hours	1.74	1.67	0.07	4
1.04	1.15	(0.11)	(10)	FRA train accidents per million train-miles	1.25	1.14	0.11	10

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

22

Non-GAAP Measures - Unaudited

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other significant items that are not among the Company’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted earnings, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are neither normal course business activities or among our normal ongoing revenues and operating expenses.

Items that impacted reported second-quarter 2015 earnings include:

•	a $10 million gain ($9 million after-tax) due to foreign exchange translation on U.S. dollar-denominated debt which favourably impacted Diluted EPS by 5 cents

•	an income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate which unfavourably impacted Diluted EPS by 14 cents

There were no significant items in the second quarter of 2014.

Items that impacted reported six months ended 2015 and 2014 earnings, in addition to those discussed above, include:

2015:

•	in the first quarter, a $64 million charge ($55 million after-tax) due to foreign exchange translation on U.S. dollar-denominated debt which unfavourably impacted Diluted EPS by 34 cents

2014:

•	in the first quarter, a $4 million recovery ($3 million after-tax) for experience gains from the Company’s 2012 labour restructuring initiative which favourably impacted Diluted EPS by 2 cents

23

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted earnings and Adjusted EPS to Net income and Diluted earnings per share, respectively.

Income	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Income, excluding significant items	$404	$371	$779	$622

Add significant items, net of tax:
Labour restructuring	—	—	—	3
Impact of foreign exchange translation on U.S. dollar-denominated debt	9	—	(46)	—
Income tax rate change	(23)	—	(23)	—

Net income as reported	$390	$371	$710	$625

	For the three months ended June 30		For the six months ended June 30
Diluted earnings per share	2015	2014	2015	2014
Diluted earnings per share, excluding significant items	$2.45	$2.11	$4.70	$3.52

Add significant items:
Labour restructuring	—	—	—	0.02
Impact of foreign exchange translation on U.S. dollar-denominated debt	0.05	—	(0.28)	—
Income tax rate change	(0.14)	—	(0.14)	—

Diluted earnings per share as reported	$2.36	$2.11	$4.28	$3.54

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

24

Reconciliation of Free Cash to GAAP cash position(1)	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash provided by operating activities	$585	$645	$1,140	$932
Cash used in investing activities	(354)	(45)	(545)	(262)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(7)	—	(9)
Dividends paid	(57)	(62)	(115)	(123)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	(12)	5	(4)

Free cash(1)	173	519	485	534
Cash used in financing activities, excluding dividend payment	(172)	(436)	(526)	(650)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	7	—	9

Decrease in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	1	90	(41)	(107)
Cash and cash equivalents at beginning of period	184	279	226	476

Cash and cash equivalents at end of period	$185	$369	$185	$369

(1)	Free cash and cash equivalents provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at a constant currency are obtained by translating the previous period results in U.S. dollars at the foreign exchange rate of the comparable period of the current year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended June 30					For the six months ended June 30
			Variance	Adjusted	FX Adj.			Variance	Adjusted	FX Adj.
(in millions of Canadian dollars)	2015	2014	due to FX	2014(1)	%(1)	2015	2014	due to FX	2014(1)	%(1)
Freight revenues	$1,610	$1,642	$104	$1,746	(8%)	$3,240	$3,116	$206	$3,322	(2%)
Non-freight revenues	41	39	—	39	5%	76	74	—	74	3%

Total revenues	1,651	1,681	104	1,785	(8%)	3,316	3,190	206	3,396	(2%)
Total operating expenses	1,005	1,094	58	1,152	(13%)	2,058	2,180	124	2,304	(11%)

Operating income	$646	$587	$46	$633	2%	$1,258	$1,010	$82	$1,092	15%

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

25

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Interim Consolidated Financial Statements and related notes for the three and six months ended June 30, 2015 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

July 21, 2015

In this MD&A, “our”, “us”, “we”, “CP”, “Canadian Pacific”, and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the second quarter and year to date of 2015 are against the results for the second quarter and year to date of 2014.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. CP provides rail and intermodal transportation services over a network of approximately 13,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. The Company transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include Canadian grain, U.S. grain, coal, potash, and fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, chemicals and plastics, crude oil, forest products, and metals, minerals, and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for the Company’s customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to, statements concerning the Company’s defined benefit pension and financial expectations for 2015 (expected revenue growth to be 2-3%, operating ratio to be below 62%, and 2015 annual adjusted diluted earnings per share (“EPS”) of $10.00 to $10.40) and financial expectations through 2018 (targeted revenues of $10 billion, cumulative cash flow before dividends of $6 billion and diluted EPS of more than double 2014 Diluted EPS, excluding significant items), as well as statements concerning the Company’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that CP will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Financial expectations for 2015

The Company expects revenue growth to be 2-3%, operating ratio to be below 62%, and 2015 annual adjusted diluted earnings per share (“EPS”) of $10.00 to $10.40. Key assumptions for full year 2015 financial expectations include:

•	Canadian to U.S. dollar average exchange rate of $1.25;

•	an effective income tax rate (excluding discrete items) of 27.5%;

•	defined benefit pension expense of approximately $35 million, compared with 2014 pension income of $52 million;

•	capital expenditures of approximately $1.5 billion;

•	average On Highway Diesel (“OHD”) price of U.S. $2.80 - $2.90; and

Canadian Pacific • 2015 MD&A • Q2

•	current share repurchase plan expected to be completed by calendar year-end.

Defined benefit pension expectations for 2015

Defined benefit pension contributions are currently estimated to be between $80 million and $90 million in 2015 and between $50 million and $100 million in each year from 2016 to 2018. This contribution level reflects the Company’s intentions with respect to the rate which is applied to the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension expense for 2015 is expected to be approximately $35 million. These pension contributions and pension expense estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Financial expectations through 2018

CP is targeting to grow revenues to $10 billion in 2018. Over the 2015 to 2018 time frame, CP also expects to generate cumulative cash flow before dividends, discussed further in Section 15, Non-GAAP Measures of the 2014 annual MD&A, of $6 billion and for diluted EPS to more than double compared to 2014 Diluted EPS, excluding significant items. Key assumptions to reaching these goals include:

•	annual capital spending in the range of $1.4 billion to $1.6 billion;

•	average fuel cost of U.S. $3.50 per U.S. gallon;

•	Canadian to U.S. dollar exchange rate of $1.10; and

•	income tax rate of 27.5%.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including the Company’s Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a normal course issuer bid (“NCIB”), may be obtained by contacting the Corporate Secretary’s Office at 1-866-861-4289 or by email at shareholder@cpr.ca or writing to Office of the Corporate Secretary located at 7550 Ogden Dale Road S.E. Calgary, Alberta, Canada T2C 4X9. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific • 2015 MD&A • Q2

5. FINANCIAL HIGHLIGHTS

	For the three months		For the six months
	ended June 30		ended June 30
(in millions, except percentages and per-share data)	2015	2014	2015	2014
Revenues	$1,651	$1,681	$3,316	$3,190
Operating income	646	587	1,258	1,010
Net income	390	371	710	625
Income, excluding significant items(1)	404	371	779	622

Basic earnings per share	2.38	2.13	4.32	3.57
Diluted earnings per share	2.36	2.11	4.28	3.54
Diluted earnings per share, excluding significant items(1)	2.45	2.11	4.70	3.52
Dividends declared per share	0.3500	0.3500	0.7000	0.7000

Return on capital employed (“ROCE”)(1)(2)	15.8%	10.9%	15.8%	10.9%
Adjusted return on capital employed(1)(3)	16.2%	13.7%	16.2%	13.7%
Operating ratio	60.9%	65.1%	62.1%	68.3%

Free cash(1)(4)	173	519	485	534
Total assets at June 30(6)	17,390	16,976	17,390	16,976
Total long-term financial liabilities at June 30(5)(6)	6,700	4,688	6,700	4,688

(1)	These measures have no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other companies. These measures are discussed in Section 14, Non-GAAP Measures along with reconciliations to their closest GAAP measures.
(2)	ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.
(3)	Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve months basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP. Adjusted ROCE and EBIT, excluding significant items are discussed further in Section 14, Non-GAAP Measures.
(4)	A reconciliation of free cash to GAAP position is provided in Section 14, Non-GAAP Measures.
(5)	Excludes deferred income taxes: $2,986 million and $2,870 million; and other non-financial deferred liabilities of $1,032 million and $934 million at June 30, 2015 and 2014, respectively.
(6)	2014 comparative period figures have been restated for retrospective adoption of Accounting Standards Update (“ASU”) 2015-03, discussed further in Section 12, Changes in Accounting Policy.

6. OPERATING RESULTS

Income

Operating income in the second quarter of 2015 was $646 million, an increase of $59 million, or 10%, from $587 million in the same period of 2014. Operating income increased primarily due to:

•	the favourable impact of the change in foreign exchange (“FX”);

•	lower stock-based compensation driven by the change in stock price;

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities; and

•	higher freight rates.

This increase in Operating income was partially offset by:

•	lower traffic volumes of Crude, Metals, minerals and consumer products, U.S. grain, and Canadian grain;

•	higher pension expense; and

•	wage and benefit inflation.

Operating income in the first six months of 2015 was $1,258 million, an increase of $248 million, or 25% from $1,010 million in the same period of 2014. Operating income increased primarily due to:

•	the favourable impact of the change in FX;

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

•	higher land sales;

•	lower stock-based compensation driven by the change in stock price; and

•	lower fuel price.

Canadian Pacific • 2015 MD&A • Q2

This increase in Operating income was partially offset by:

•	higher pension expense;

•	higher casualty expenses as a result of more costly mishaps; and

•	wage and benefit inflation.

Net income was $390 million in the second quarter of 2015, an increase of $19 million, or 5%, from $371 million in the same period of 2014. The increase was primarily due to higher Operating income, partially offset by higher income tax expense, due to higher taxable earnings and the increase in the Alberta provincial corporate income tax rate in the second quarter of 2015, and higher net interest expense.

Net income was $710 million for the first six months of 2015, an increase of $85 million, or 14%, from $625 million in the same period of 2014. Net Income increased primarily due to higher Operating income, partially offset by:

•	higher income tax expense due to higher earnings and the increase in the Alberta provincial corporate income tax rate in the second quarter of 2015;

•	FX loss on long-term debt; and

•	higher net interest expense.

Diluted Earnings per Share

Diluted EPS in the second quarter of 2015 was $2.36, an increase of $0.25, or 12%, from $2.11 in the same period of 2014. Diluted EPS for the first six months of 2015 was $4.28, an increase of $0.74, or 21%, from $3.54 in the same period of 2014. Diluted EPS, excluding significant items in the second quarter of 2015 was $2.45, an increase of $0.34 or 16%, from $2.11 in the same period of 2014. Diluted EPS, excluding significant items for the first six months of 2015 was $4.70, an increase of $1.18, or 34%, from $3.52 in the same period of 2014. These increases were primarily due to higher Net income and lower average outstanding shares due to the Company’s share repurchase program.

Diluted EPS, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Diluted EPS, excluding significant items, is discussed further in Section 14, Non-GAAP Measures.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 60.9% in the second quarter of 2015, compared with 65.1% in the same period of 2014. This improvement was primarily due to:

•	lower stock-based compensation driven by the change in stock price;

•	efficiency savings;

•	lower fuel prices; and

•	higher freight rates.

These improvements were partially offset by lower traffic volumes and higher pension expense.

The operating ratio was 62.1% for the six months ended June 30, 2015, compared with 68.3% in the same period of 2014. This improvement was primarily due to:

•	lower fuel price;

•	efficiency savings;

•	higher land sales;

•	lower stock-based compensation driven by the change in stock price; and

•	higher freight rates.

These improvements were partially offset by higher pension expense and higher casualty expenses as a result of more costly mishaps.

Impact of Foreign Exchange on Earnings

Fluctuations in FX affect the Company’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar. In the second quarter of 2015, the impact of the stronger U.S. dollar resulted in an increase in revenues of $103 million and an increase in total operating expenses of $58 million. In the first six months of 2015, the impact of a stronger U.S. dollar resulted in an increase in revenues of $206 million and an increase in total operating expenses of $124 million.

Canadian Pacific • 2015 MD&A • Q2

Canadian to U.S. dollar
Average exchange rates	2015	2014
For the three months ended - June 30	$1.23	$1.10

For the six months ended - June 30	$1.23	$1.10

Canadian to U.S. dollar
Exchange rates	2015	2014
Beginning of year - January 1	$1.16	$1.06
Beginning of quarter - April 1	$1.27	$1.11
End of quarter - June 30	$1.25	$1.07

Average Fuel Price
(U.S. dollars per U.S. gallon)	2015	2014
For the three months ended - June 30	$2.30	$3.53

For the six months ended - June 30	$2.31	$3.58

7. PERFORMANCE INDICATORS

	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014(1)	% Change	2015	2014(1)	% Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	66,435	70,756	(6)	131,620	132,853	(1)
Revenue ton-miles (“RTMs”) (millions)	36,281	38,429	(6)	72,344	72,804	(1)
Train miles (thousands)	8,649	9,297	(7)	17,133	18,066	(5)
Average train weight - excluding local traffic (tons)	8,261	8,149	1	8,227	7,895	4
Average train length - excluding local traffic (feet)	6,991	6,790	3	6,884	6,541	5
Average terminal dwell (hours)	6.7	8.6	(22)	8.6	9.4	(9)
Average network train speed (mph)	21.7	18.0	21	20.5	17.1	20
Fuel efficiency (U.S. gallons of locomotive fuel consumed / 1,000 GTMs)(2)	0.996	1.004	(1)	1.023	1.055	(3)
Total employees (average)(3)	14,150	14,787	(4)	14,119	14,516	(3)
Workforce (end of period)(4)	14,128	14,960	(6)	14,128	14,960	(6)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.44	1.74	(17)	1.74	1.67	4
FRA train accidents per million train-miles	1.04	1.15	(10)	1.25	1.14	10

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Includes gallons of fuel consumed in freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(3)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.
(4)	Workforce is defined as total employees plus part time employees, contractors and consultants.

The indicators listed in this table are key measures of the Company’s operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Canadian Pacific • 2015 MD&A • Q2

Operations Performance

GTMs for the second quarter of 2015 decreased by 6% compared with the same period of 2014. GTMs for the first six months of 2015 decreased by 1% compared to the same period of 2014. These decreases were primarily due to lower grain and crude volumes.

RTMs for the second quarter of 2015 decreased by 6% compared with the same period of 2014. RTMs for the first six months of 2015 decreased by 1% compared to the same period of 2014. RTMs are discussed further in Section 8, Lines of Business.

Train miles decreased by 7% and 5% for the second quarter and first six months of 2015, respectively, compared to the same periods of 2014. Average train weight increased by 1% and 4% for the second quarter and first six months of 2015, respectively, compared to the same periods of 2014. Average train length increased by 3% and 5% for the second quarter and first six months of 2015, respectively, compared to the same periods of 2014. These changes in train miles, average train weight and average train length were primarily driven by improved efficiency on scheduled trains and fewer crude unit trains.

Average terminal dwell decreased by 22% and 9% in the second quarter and first six months of 2015, respectively, compared with the same periods of 2014. These decreases were the result of improved operational fluidity in the U.S. Midwest.

Average network train speed increased by 21% and 20% in the second quarter and first six months of 2015 respectively, compared with the same periods of 2014. These increases were due to improved train design, operating conditions, operating plan execution, and operational fluidity in the U.S. Midwest.

Fuel efficiency improved by 1% and 3% for the second quarter and first six months of 2015, respectively, compared to the same periods of 2014. Improvements in fuel efficiency are a result of increased train weights and focus on the fuel conservation strategies in the Company’s operating plan. The improvements in the second quarter of 2015 were partially offset by the impact of fewer crude unit trains.

The average number of total employees decreased by 4% and 3% in the second quarter and first six months of 2015, respectively, compared to the same periods of 2014. These decreases were primarily due to job reductions as a result of continuing strong operational performance and natural attrition, partially offset by additional IT employees as part of the Company’s insourcing strategy.

The workforce at the end of the second quarter of 2015 decreased by 6% compared with June 30, 2014. This improvement was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors.

8. LINES OF BUSINESS

Total Revenue, Volumes and Freight Rates	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$1,610	$1,642	(2)	$3,240	$3,116	4
Non-freight revenues (in millions)	41	39	5	76	74	3

Total revenues (in millions)	$1,651	$1,681	(2)	$3,316	$3,190	4

Carloads (in thousands)	668	689	(3)	1,310	1,307	—
Revenue ton-miles (in millions)	36,281	38,429	(6)	72,344	72,804	(1)

Freight revenue per carload (dollars)	$2,409	$2,383	1	$2,473	$2,384	4
Freight revenue per revenue ton-miles (cents)	4.44	4.27	4	4.48	4.28	5

The Company’s revenues are primarily derived from transporting freight. Non-freight revenue is generated from leasing of certain assets, switching fees, contracts with passenger service operators, and logistics management services. Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

In the second quarter and first six months of 2015 and 2014, no one customer comprised more than 10% of total revenues and accounts receivable.

Canadian Pacific • 2015 MD&A • Q2

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to CP’s customers. Freight revenues were $1,610 million in the second quarter of 2015, a decrease of $32 million, or 2%, from $1,642 million in the same period of 2014. This decrease was primarily due to a decrease in fuel surcharge revenue and lower traffic volumes of Crude, Metals, minerals and consumer products, U.S. grain, and Canadian grain, generally reflecting weaker commodity prices.

This decrease was partially offset by the favourable impact of the change in FX and higher freight rates.

Freight revenues were $3,240 million in the first six months of 2015, an increase of $124 million, or 4%, from $3,116 million in the same period of 2014. This increase was primarily due to:

•	the favourable impact of the change in FX;

•	Potash shipments to both domestic markets and export terminals;

•	Chemical and plastics volume, particularly liquid petroleum gases and biofuels; and

•	Domestic intermodal volumes moving on Canadian long-haul trains.

This increase was partially offset by lower shipments in Crude, Metals, minerals and consumer products, and Automotive.

Revenue ton miles (“RTMs”), measuring the relative weight and distance of rail freight moved by the Company were 36,281 million in the second quarter of 2015, a decrease of 2,148 million, or 6%, compared to the same period of 2014. This decrease was primarily due to lower shipments in:

•	Crude;

•	Metals, minerals and consumer products;

•	U.S. grain; and

•	Canadian grain.

This decrease in RTMs was primarily offset by higher Potash shipments.

RTMs were 72,344 million for the first six months of 2015, a decrease of approximately 460 million, or 1%, compared to the same period of 2014. This decrease in RTMs was primarily due to lower volumes in Crude and Metals, minerals and consumer products.

Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help reduce volatility to changing fuel prices. Fuel surcharge revenue is earned on individual shipments primarily based on OHD; as such, fuel surcharge revenue is a function of the freight volumes. Short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Canadian Grain	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$255	$252	1	$511	$473	8

Carloads (in thousands)	72	78	(8)	133	140	(5)
Revenue ton-miles (in millions)	6,622	7,074	(6)	13,027	12,920	1

Freight revenue per carload (dollars)	$3,546	$3,219	10	$3,852	$3,374	14
Freight revenue per revenue ton-mile (cents)	3.86	3.56	8	3.92	3.66	7

Canadian grain revenue was $255 million in the second quarter of 2015, an increase of $3 million, or 1%, from $252 million in the same period of 2014 and was $511 million for the first six months of 2015, an increase of $38 million, or 8%, from $473 million in the same period of 2014.

These increases were primarily due to higher freight rates. In the second quarter, lower volumes partially offset the higher freight rates. The revenue increase for the six month period also reflected strong export demand in the first quarter of 2015.

Canadian Pacific • 2015 MD&A • Q2

U.S. Grain	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$106	$115	(8)	$243	$221	10

Carloads (in thousands)	33	44	(25)	73	83	(12)
Revenue ton-miles (in millions)	2,184	2,679	(18)	5,128	5,218	(2)

Freight revenue per carload (dollars)	$3,187	$2,645	20	$3,308	$2,675	24
Freight revenue per revenue ton-mile (cents)	4.85	4.31	13	4.74	4.24	12

U.S. grain revenue was $106 million in the second quarter of 2015, a decrease of $9 million, or 8%, from $115 million in the same period of 2014. This decrease was primarily due to lower volumes offset partially by the favourable impact of the change in FX and higher freight rates.

U.S. grain revenue was $243 million for the first six months of 2015, an increase of $22 million, or 10%, from $221 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX and increased freight rates.

Coal	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$167	$165	1	$327	$313	4

Carloads (in thousands)	84	82	2	166	160	4
Revenue ton-miles (in millions)	5,894	5,941	(1)	11,598	11,382	2

Freight revenue per carload (dollars)	$1,996	$2,027	(2)	$1,968	$1,963	—
Freight revenue per revenue ton-mile (cents)	2.83	2.79	1	2.82	2.75	3

Coal revenue was $167 million in the second quarter of 2015, an increase of $2 million, or 1%, from $165 million in the same period of 2014. This increase was primarily due to higher freight rates and the favourable impact of the change in FX on U.S. originated thermal coal, partially offset by lower fuel surcharge revenue.

Coal revenue was $327 million for the first six months of 2015, an increase of $14 million, or 4%, from $313 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX and higher shipments of, and freight rates on, U.S. originated thermal coal.

Potash	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$106	$101	5	$199	$181	10

Carloads (in thousands)	37	33	12	68	61	11
Revenue ton-miles (in millions)	4,514	4,114	10	8,189	7,407	11

Freight revenue per carload (dollars)	$2,854	$3,046	(6)	$2,933	$2,983	(2)
Freight revenue per revenue ton-mile (cents)	2.34	2.46	(5)	2.43	2.44	—

Potash revenue was $106 million in the second quarter of 2015, an increase of $5 million, or 5%, from $101 million in the same period of 2014. This increase was primarily due to higher export shipments and the favourable impact of the change in FX, partially offset by lower fuel surcharge revenue and lower domestic shipments.

Canadian Pacific • 2015 MD&A • Q2

Potash revenue was $199 million for the first six months of 2015, an increase of $18 million, or 10%, from $181 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX and higher export volumes.

Fertilizers and Sulphur	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$67	$64	5	$138	$118	17

Carloads (in thousands)	15	16	(6)	32	31	3
Revenue ton-miles (in millions)	935	1,130	(17)	2,050	2,204	(7)

Freight revenue per carload (dollars)	$4,508	$3,925	15	$4,381	$3,770	16
Freight revenue per revenue ton-mile (cents)	7.12	5.61	27	6.73	5.35	26

Fertilizers and sulphur revenue was $67 million in the second quarter of 2015, an increase of $3 million, or 5%, from $64 million in the same period of 2014 and was $138 million for the first six months of 2015, an increase of $20 million, or 17%, from $118 million in the same periods of 2014.

The second quarter increase was primarily due to higher freight rates and the favourable impact of the change in FX, partially offset by lower volume.

The increase for the six month period was primarily due to:

•	higher freight rates;

•	higher fertilizer shipments in the first three months; and

•	the favourable impact of the change in FX.

Forest Products	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$61	$52	17	$118	$100	18

Carloads (in thousands)	15	15	—	30	29	3
Revenue ton-miles (in millions)	1,061	1,003	6	2,080	1,923	8

Freight revenue per carload (dollars)	$3,902	$3,502	11	$3,880	$3,452	12
Freight revenue per revenue ton-mile (cents)	5.73	5.20	10	5.69	5.19	10

Forest products revenue was $61 million in the second quarter of 2015, an increase of $9 million, or 17%, from $52 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX and higher shipments.

Forest products revenue was $118 million for the first six months of 2015, an increase of $18 million, or 18%, from $100 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX and higher freight rates.

Canadian Pacific • 2015 MD&A • Q2

Chemicals and Plastics	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$171	$155	10	$349	$302	16

Carloads (in thousands)	51	49	4	102	94	9
Revenue ton-miles (in millions)	3,423	3,326	3	6,993	6,532	7

Freight revenue per carload (dollars)	$3,354	$3,185	5	$3,427	$3,213	7
Freight revenue per revenue ton-mile (cents)	4.99	4.67	7	4.99	4.63	8

Chemicals and plastics revenue was $171 million in the second quarter of 2015, an increase of $16 million, or 10%, from $155 million in the same period of 2014 and was $349 million for the first six months of 2015, an increase of $47 million, or 16%, from $302 million in the same period of 2014. These increases were primarily due to higher volume as a result of strong petroleum products and biofuels demand, and the favourable impact of the change in FX.

Crude	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$81	$114	(29)	$179	$218	(18)

Carloads (in thousands)	19	25	(24)	41	49	(16)
Revenue ton-miles (in millions)	2,796	3,816	(27)	5,828	7,174	(19)

Freight revenue per carload (dollars)	$4,294	$4,524	(5)	$4,404	$4,452	(1)
Freight revenue per revenue ton-miles (cents)	2.92	2.99	(2)	3.09	3.04	2

Crude revenue was $81 million in the second quarter of 2015, a decrease of $33 million, or 29%, from $114 million in the same period of 2014 and was $179 million for the first six months of 2015, a decrease of $39 million, or 18%, from $218 million in the same period of 2014. These decreases were primarily due to decreased shipments in response to lower crude prices and lower fuel surcharge revenue, partially offset by the favourable impact of the change in FX.

Metals, Minerals and Consumer Products	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$160	$170	(6)	$319	$331	(4)

Carloads (in thousands)	54	60	(10)	109	116	(6)
Revenue ton-miles (in millions)	2,172	2,698	(19)	4,455	5,411	(18)

Freight revenue per carload (dollars)	$2,946	$2,810	5	$2,911	$2,839	3
Freight revenue per revenue ton-mile (cents)	7.37	6.27	18	7.15	6.11	17

Metals, minerals and consumer products revenue was $160 million in the second quarter of 2015, a decrease of $10 million, or 6%, from $170 million in the same period of 2014 and was $319 million for the first six months of 2015, a decrease of $12 million, or 4%, from $331 million in the same period of 2014. These decreases were primarily due to declines in the volume of steel, frac sand and other aggregates traffic, partially offset by the favourable impact of the change in FX.

Canadian Pacific • 2015 MD&A • Q2

Automotive	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$91	$104	(13)	$173	$192	(10)

Carloads (in thousands)	36	37	(3)	66	67	(1)
Revenue ton-miles (in millions)	496	597	(17)	915	1,111	(18)

Freight revenue per carload (dollars)	$2,541	$2,798	(9)	$2,610	$2,850	(8)
Freight revenue per revenue ton-mile (cents)	18.37	17.37	6	18.89	17.31	9

Automotive revenue was $91 million in the second quarter of 2015, a decrease of $13 million, or 13%, from $104 million in the same period of 2014. Automotive revenue was $173 million for the first six months of 2015, a decrease of $19 million, or 10%, from $192 million in the same period of 2014. These decreases were primarily due to lower vehicle volume resulting from the exit of a customer contract in 2014 and reduced fuel surcharge revenue.

These decreases were partially offset by the favourable impact of the change in FX.

Domestic Intermodal	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$192	$200	(4)	$386	$377	2

Carloads (in thousands)	106	110	(4)	209	207	1
Revenue ton-miles (in millions)	3,063	3,003	2	6,087	5,637	8

Freight revenue per carload (dollars)	$1,812	$1,822	(1)	$1,852	$1,825	1
Freight revenue per revenue ton-mile (cents)	6.26	6.66	(6)	6.35	6.69	(5)

Domestic intermodal revenue was $192 million in the second quarter of 2015, a decrease of $8 million, or 4%, from $200 million in the same period of 2014. This decrease was primarily due to reduced fuel surcharge revenue, partially offset by the favourable impact of the change in FX.

Domestic intermodal revenue was $386 million for the first six months of 2015, an increase of $9 million, or 2%, from $377 million in the same period of 2014. This increase was primarily due to higher volumes of long-haul transcontinental traffic and the favourable impact of the change in FX. This increase was partially offset by the reduction in the fuel surcharge revenue.

International Intermodal	For the three months			For the six months
	ended June 30			ended June 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$153	$150	2	$298	$290	3

Carloads (in thousands)	146	140	4	281	270	4
Revenue ton-miles (in millions)	3,121	3,048	2	5,994	5,885	2

Freight revenue per carload (dollars)	$1,047	$1,074	(3)	$1,058	$1,074	(1)
Freight revenue per revenue ton-mile (cents)	4.90	4.94	(1)	4.97	4.93	1

International intermodal revenue was $153 million in the second quarter of 2015, an increase of $3 million, or 2%, from $150 million in the same period of 2014 and was $298 million for the first six months of 2015, an increase of $8 million, or 3%, from $290 million in the same period of 2014. These increases were primarily due to the favourable impact of the change in FX and higher volume, partially offset by reduced fuel surcharge revenue.

Canadian Pacific • 2015 MD&A • Q2

Non-freight Revenues

Non-freight revenues were $41 million in the second quarter of 2015, an increase of $2 million, or 5%, from $39 million in the same period of 2014. Non-freight revenues were $76 million for the first six months of 2015, an increase of $2 million, or 3%, from $74 million in the same period of 2014. These increases were primarily due to higher leasing revenues.

9. OPERATING EXPENSES

	For the three months			For the six months
	ended June 30			ended June 30
(in millions)	2015	2014	% Change	2015	2014	% Change
Operating expenses
Compensation and benefits	$308	$342	(10)	$686	$687	—
Fuel	185	273	(32)	380	544	(30)
Materials	45	47	(4)	97	99	(2)
Equipment rents	46	40	15	88	81	9
Depreciation and amortization	145	137	6	291	278	5
Purchased services and other	276	255	8	516	491	5

Total operating expenses	$1,005	$1,094	(8)	$2,058	$2,180	(6)

Operating expenses were $1,005 million in the second quarter of 2015, a decrease of $89 million, or 8%, from $1,094 million in the same period of 2014. This decrease was primarily due to:

•	lower fuel price;

•	lower stock-based compensation primarily driven by the change in stock price;

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities; and

•	lower volume variable expenses as a result of a decrease in workload, as measured by GTMs.

This decrease was partially offset by:

•	the unfavourable impact of the change in FX;

•	higher pension expense;

•	wage and benefit inflation;

•	higher freight car repair costs;

•	higher depreciation expense; and

•	higher casualty expenses as a result of more costly mishaps.

Operating expense was $2,058 million for the first six months of 2015, a decrease of $122 million, or 6%, from $2,180 million in the same period of 2014. This decrease was primarily due to:

•	lower fuel price;

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

•	higher land sales; and

•	lower stock-based compensation primarily driven by the change in stock price.

This decrease was partially offset by:

•	the unfavourable impact of the change in FX;

•	higher pension expense;

•	higher casualty expenses as a result of more costly mishaps; and

•	wage and benefit inflation.

Compensation and Benefits

Compensation and benefits expense was $308 million in the second quarter of 2015, a decrease of $34 million, or 10%, from $342 million in the same period of 2014. This decrease was primarily due to:

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive based compensation;

•	lower costs achieved through job reductions;

•	lower volume variable expenses as a result of a decrease in workload, as measured by GTMs; and

•	road and yard efficiencies as a result of continuing strong operational performance.

Canadian Pacific • 2015 MD&A • Q2

This decrease was partially offset by:

•	higher pension expense;

•	the unfavourable impact of the change in FX; and

•	wage and benefit inflation.

Compensation and benefits expense was $686 million for the first six months of 2015, a decrease of $1 million, or essentially unchanged, from $687 million in the same period of 2014. This decrease was primarily due to:

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive based compensation;

•	lower costs achieved through job reductions; and

•	road and yard efficiencies as a result of continuing strong operational performance.

This decrease was partially offset by:

•	higher pension expense;

•	the unfavourable impact of the change in FX; and

•	wage and benefit inflation.

Fuel

Fuel expense was $185 million in the second quarter of 2015, a decrease of $88 million, or 32%, from $273 million in the same period of 2014.

This decrease was primarily due to:

•	lower fuel prices;

•	a reduction in workload, as measured by GTMs; and

•	improvements in fuel efficiency as a result of increased train weights and a focus on the fuel conservation strategies of the Company’s operating plan.

This decrease was partially offset by the unfavourable impact of the change in FX.

Fuel expense was $380 million for the first six months of 2015, a decrease of $164 million, or 30%, from $544 million in the same period of 2014. This decrease was primarily due to lower fuel prices and improvements in fuel efficiency as a result of increased train weights and a focus on the fuel conservation strategies of the Company’s operating plan, partially offset by the unfavourable impact of the change in FX.

Materials

Materials expense was $45 million in the second quarter of 2015, a decrease of $2 million, or 4%, from $47 million in the same period of 2014 and was $97 million for the first six months of 2015, a decrease of $2 million, or 2%, from $99 million in the same period of 2014. These decreases were primarily due to lower track maintenance activities, partially offset by higher freight car material costs.

Equipment Rents

Equipment rents expense was $46 million in the second quarter of 2015, an increase of $6 million, or 15%, from $40 million in the same period of 2014 and was $88 million for the first six months of 2015, an increase of $7 million, or 9%, from $81 million in the same period of 2014. These increases were primarily due to the unfavourable impact of the change in FX and the return of certain subleased locomotives. These increases were partially offset by lower car rents due to freight car and locomotive lease conversions, and operating efficiencies which have contributed to improved asset velocity.

Depreciation and Amortization

Depreciation and amortization expense was $145 million in the second quarter of 2015, an increase of $8 million, or 6%, from $137 million in the same period of 2014 and was $291 million for the first six months of 2015, an increase of $13 million, or 5%, from $278 million in the same period of 2014. These increases were primarily due to a higher depreciable asset base and the unfavourable impact of the change in FX, partially offset by the favourable impact of depreciation studies implemented in the second quarter of 2014.

Canadian Pacific • 2015 MD&A • Q2

Purchased Services and Other	For the three months			For the six months
	ended June 30			ended June 30
(in millions)	2015	2014(1)	% Change	2015	2014(1)	% Change
Purchased services and other
Support and facilities	$98	$98	—	$201	$192	5
Track and operations	64	60	7	127	116	9
Intermodal	46	44	5	93	85	9
Equipment	52	46	13	103	86	20
Casualty	11	6	83	44	15	193
Other	6	2	200	10	4	150
Land sales	(1)	(1)	—	(62)	(7)	786

Total purchased services and other	$276	$255	8	$516	$491	5

(1)	Certain of the comparative figures have been reclassified within Purchased services and other in order to be consistent with the 2015 presentation.

Purchased services and other expense was $276 million in the second quarter of 2015, an increase of $21 million, or 8% from $255 million in the same period of 2014. This increase was primarily due to:

•	the unfavourable impact of the change in FX;

•	higher casualty expenses as a result of more costly mishaps;

•	higher legal fees and facilities costs, reported in Support and facilities; and

•	higher car repair costs, reported in Equipment.

This increase was partially offset by efficiencies generated from the insourcing of certain IT activities, included in Support and facilities.

Purchased services and other expense was $516 million for the first six months of 2015, an increase of $25 million, or 5%, from $491 million in the same period of 2014. This increase was primarily due to:

•	higher casualty expenses as a result of more costly mishaps;

•	the unfavourable impact of the change in FX;

•	higher car repair costs, reported in Equipment;

•	higher legal fees and facilities costs, reported in Support and facilities; and

•	higher intermodal expenses related to pick up and delivery service, reported in Intermodal.

This increase was partially offset by higher land sales and efficiencies generated from the insourcing of certain IT activities, included in Support and facilities.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was income of $5 million in the second quarter of 2015, compared to an expense of $3 million in the same period of 2014. This was primarily due to FX gains on U.S. dollar-denominated debt.

Other income and charges was an expense of $68 million for the first six months of 2015, compared to an expense of $3 million in the same period of 2014. This increase was primarily due to FX losses on U.S. dollar-denominated debt.

Net Interest Expense

Net interest expense was $84 million in the second quarter of 2015, an increase of $15 million, or 22% from $69 million in the same period of 2014 and was $169 million for the first six months of 2015, an increase of $30 million, or 22%, from $139 million in the same period of 2014. These increases were primarily due to the unfavourable impact of the change in FX and an increase in long-term debt, discussed further in Section 13, Liquidity and Capital Resources.

Income Taxes

During the second quarter of 2015, legislation was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the second quarter of 2015 related to the revaluation of its deferred income tax balances as at January 1, 2015.

Income tax expense was $177 million in the second quarter of 2015, an increase of $33 million, or 23%, from $144 million in the same period of 2014. This increase was due to higher taxable earnings, the one-time $23 million

Canadian Pacific • 2015 MD&A • Q2

income tax expense related to the Alberta provincial corporate income tax rate increase and a tax expense of $1 million related to the FX gain on long-term debt.

Income tax expense for first six months of 2015 was $311 million, an increase of $68 million, or 28% from $243 million in the same period of 2014. This increase was due to higher taxable earnings and the one-time $23 million income tax expense related to the Alberta provincial corporate income tax rate increase. These increases were partially offset by an income tax recovery of $7 million related to the FX losses on long-term debt.

The estimated 2015 annualized effective tax rate for the second quarter and six months ended June 30, 2015, excluding discrete items (FX translation on U.S. dollar-denominated debt and the one-time impact of the Alberta provincial corporate income tax rate increase) was 27.5%, a decrease compared to 28.0% for the same periods in 2014.

The effective tax rate for the three months ended June 30, 2015, including discrete items, was 31.3%. The higher effective tax rate, compared to the prior period of 2014, was primarily due to the one-time $23 million income tax expense related to the Alberta provincial corporate income tax rate increase, partially offset by the tax expense related to the FX gain on long-term debt taxed at a significantly lower rate than the estimated 2015 annualized effective tax rate of 27.5%. These items are discussed further in Section 14, Non-GAAP Measures.

The effective tax rate for the six months ended June 30, 2015, including discrete items, was 30.5%. The higher effective tax rate, compared to the prior period of 2014, was primarily due to the one-time $23 million income tax expense related to the Alberta provincial corporate income tax rate increase, and the tax recovery related to the FX loss on long-term debt taxed at a significantly lower rate than the estimated 2015 annualized effective tax rate of 27.5%. These items are discussed further in Section 14, Non-GAAP Measures.

The Company expects an annualized effective tax rate in 2015 of approximately 27.5%, excluding discrete items, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended

(in millions, except per share data)	2015		2014				2013
	Jun. 30(1)	Mar. 31(2)	Dec. 31(3)	Sept. 30	Jun. 30	Mar. 31(4)	Dec. 31(5)	Sept. 30(6)
Total revenue	$1,651	$1,665	$1,760	$1,670	$1,681	$1,509	$1,607	$1,534
Operating income	646	612	708	621	587	423	114	524
Net income	390	320	451	400	371	254	82	324

Basic earnings per share	$2.38	$1.94	$2.66	$2.33	$2.13	$1.45	$0.47	$1.85
Diluted earnings per share	$2.36	$1.92	$2.63	$2.31	$2.11	$1.44	$0.47	$1.84

(1)	Significant items included in the second quarter of 2015 were a $10 million gain ($9 million after tax) due to FX translation on CP’s U.S. dollar- denominated debt, recorded in Other income and charges and an Income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate, which required the revaluation of the Company’s Deferred income tax liability as at January 1, 2015, discussed further in Section 10, Other Income Statement Items.
(2)	Significant item included in the first quarter of 2015 was a $64 million charge ($55 million after tax) due to FX translation on CP’s U.S. dollar-denominated debt, recorded in Other income and charges.
(3)	Significant item included in the fourth quarter of 2014 was a $12 million charge ($9 million after tax) due to FX translation on CP’s U.S. dollar-denominated debt.
(4)	Significant item included in the first quarter of 2014 was a recovery of $4 million ($3 million after tax) of the Company’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits.
(5)	Significant items included in the fourth quarter of 2013 were an asset impairment charge and accruals for future costs related to the sale of the west end of the Dakota, Minnesota and Eastern Railroad - West (“DM&E West”) totaling $435 million ($257 million after tax), a recovery of $7 million ($5 million after tax) of the Company’s 2012 labour restructuring initiative and $5 million ($4 million after tax) of management transition costs.
(6)	Significant item included in the third quarter of 2013 was an Income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate, which required the revaluation of the Company’s Deferred income tax liability as at January 1, 2013.

Canadian Pacific • 2015 MD&A • Q2

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues are typically lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods are generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted and will be applied retrospectively. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with the current presentation. The disclosure requirements of this ASU for the period ended June 30, 2015 are presented in the Notes to the Interim Consolidated Financial Statements.

Future Accounting Changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

13. LIQUIDITY AND CAPITAL RESOURCES

The Company believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. CP is not aware of any trends or expected fluctuations in liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes the Company’s indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $585 million in the second quarter of 2015, a decrease of $60 million from $645 million in the same period of 2014. The decrease in cash provided was primarily due to a lower rate of

Canadian Pacific • 2015 MD&A • Q2

improvement in working capital in the second quarter of 2015, partially offset by improvements in cash earnings in 2015.

Cash provided by operating activities was $1,140 million for the first six months of 2015, an increase of $208 million from $932 million in the same period of 2014. This increase was primarily due to improved earnings and the favourable impact from changes in non-cash working capital largely driven by a decrease in customer billings partially offset by a larger reduction in trades payables in the first six months of 2015 compared to the same period in 2014.

Investing Activities

Cash used in investing activities was $354 million in the second quarter of 2015, an increase of $309 million from $45 million in the same period of 2014. Cash used in investing activities was $545 million for the first six months of 2015, an increase of $283 million from $262 million in the same period of 2014. The increased amounts used in investing activities were mainly due to the proceeds from the sale of DM&E West and higher Additions to properties (“capital program”). In the first six months the increases were partially offset by the repayment of a loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”), discussed further in Section 19, Future Trends and Commitments and higher proceeds from land sales and other assets.

Additions to properties in 2015 are expected to be approximately $1.5 billion. Approximately 70% of planned capital programs are for track and roadway, 10% are for rolling stock assets, between 5% and 10% are for information services, and between 10% and 15% are for buildings and other.

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting the Company’s expectations for 2015 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $229 million in the second quarter of 2015, a decrease of $269 million from $498 million used in the same period of 2014. The change was due to cash provided by the issuance of commercial paper, discussed further in Section 16, Financial Instruments, partially offset by payments made to buy back shares under the share repurchase program, discussed further in Section 15, Shareholder Returns.

Cash used in financing activities was $641 million for the first six months of 2015, a decrease of $132 million from $773 million used in the same period of 2014. The change was largely due to the proceeds of U.S. $694 million received on issuance of the U.S. $700 million 2.900% 10-year Notes. In addition, the Company settled a notional U.S. $700 million floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million that is discussed further in Section 16, Financial Instruments. In addition there were higher repayments of long-term debt in 2014 due to the repayment of capital lease. These cash receipts were partially offset by the payments made to buy back shares under the share repurchase program, discussed further in Section 15, Shareholder Returns, and the net repayment of commercial paper, discussed further in Section 16, Financial Instruments.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on the Company’s Interim Consolidated Balance Sheets. At June 30, 2015, the Company’s debt to total capitalization increased to 56.1%, compared with 39.7% at June 30, 2014. This increase was largely due to the share repurchase program discussed further in Section 15, Shareholder Returns, partially offset by an increase in equity driven by increased earnings.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of CP’s debt servicing capabilities, and how these have changed, period over period and in comparison to other peers. Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At June 30, 2015, the Company’s interest coverage ratio was 8.0, compared with 5.9 at June 30, 2014. This improvement was primarily due to an improvement in EBIT, based on the twelve month period ended June 30, 2015. EBIT, for the twelve months period ended June 30, 2015, was negatively impacted by FX on U.S. dollar-denominated debt, while EBIT for the twelve month period ended June 30, 2014 was negatively impacted by asset impairment charges.

Excluding these significant items from EBIT, Adjusted interest coverage ratio, discussed further in Section 14, Non-GAAP Measures, was 8.2 at June 30, 2015, compared with 7.4 at June 30, 2014. This increase was primarily due to an increase in Adjusted EBIT based on the twelve month period ended June 30, 2015.

Canadian Pacific • 2015 MD&A • Q2

Credit Measures

Credit ratings provide information relating to the Company’s financing costs, liquidity and operations and affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing.

A mid-investment grade credit rating is an important measure in assessing the Company’s ability to maintain access to public financing and to minimize cost of capital. It also affects the ability of the Company to engage in certain collateralized business activities on a cost effective basis, which is discussed further in Section 20, Business Risks.

Credit ratings and outlooks are based on the rating agencies’ methodologies and can change from time to time to reflect their views of CP. Their views are affected by numerous factors including, but not limited to, the Company’s financial position and liquidity along with external factors beyond the Company’s control.

At June 30, 2015, CP’s credit rating from Standard & Poor’s Rating Services (“Standard & Poor’s”), Moody’s Investor Service (“Moody’s”), and Dominion Bond Rating Service Limited’s (“DBRS”) remain unchanged from December 31, 2014.

Credit ratings as at June 30, 2015(1)

Long-term debt		Outlook
Standard & Poor’s
Long-term corporate credit	BBB+	stable
Senior secured debt	A	stable
Senior unsecured debt	BBB+	stable

Moody’s
Senior secured debt	Baa1	stable

DBRS
Unsecured Debentures	BBB (high)	stable
Medium-Term Notes	BBB (high)	stable

$1 billion Commercial paper program

Standard & Poor’s	A-2	NA
Moody’s	P-2	NA
DBRS	R-2 (high)	NA

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings and outlooks are based on the rating agencies’ methodologies and may be subject to revision or withdrawal at any time by the rating agencies.

Adjusted net debt to Adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets credit sensitivities. The Company’s goal is to maintain a degree of continuity and predictability for investors by meeting a minimum threshold. Adjusted net debt to Adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012 was 2.3, 2.2, and 3.2 times, respectively, discussed further in Section 14, Non-GAAP Measures.

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are discussed further in Section 14, Non-GAAP Measures.

There was positive free cash of $173 million in the second quarter of 2015, compared with free cash of $519 million for the same period of 2014. The decrease is primarily attributable to the proceeds received from the DM&E West sale in the second quarter of 2014, and lower cash provided from non-cash working capital.

There was positive free cash of $485 million for the first six months of 2015, compared with positive free cash of $534 million for the same period of 2014. The decrease is primarily attributable to proceeds received from the DM&E West sale in the second quarter of 2014, partially offset by higher pre-tax earnings and higher cash provided from non-cash working capital for the six months ended June 30, 2015.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of the Company’s capital programs. Capital additions were $355 million in the second quarter of 2015, $57 million higher than in the same period of 2014. Capital additions were $618 million for the first

Canadian Pacific • 2015 MD&A • Q2

six months of 2015, $96 million higher than in the same period of 2014. The 2015 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in the Company’s business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other significant items that are not among the Company’s normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of the Company’s operations and underlying business trends.

Operating income, excluding significant items, provides a measure of the profitability of the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income on an ongoing basis.

Diluted EPS, excluding significant items, provides the same information on a per share basis.

Operating ratio, excluding significant items, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are neither normal course business activities or among our normal ongoing revenues and operating expenses. The following significant items were discussed in further details in the Operating Expenses, Other Income Statement Items, Non-GAAP Measures, and Future Trends and Commitments sections of the 2014, 2013 and 2012 annual MD&As, which are herein incorporated by reference.

In 2015, CP recorded:

•	in the second quarter, a $10 million gain ($9 million after tax) due to FX translation of the Company’s U.S. dollar-denominated debt;

•	in the second quarter, an income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate, discussed further in Section 10, Other Income Statement Items; and

•	in the first quarter, a $64 million charge ($55 million after tax) due to FX translation on the Company’s U.S. dollar-denominated debt.

In 2014, CP recorded:

•	in the fourth quarter, a $12 million charge ($9 million after tax) due to FX translation on the Company’s U.S. dollar-denominated debt; and

•	in the first quarter, a recovery of $4 million ($3 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains.

In 2013, CP recorded:

•	in the fourth quarter, an asset impairment charge and accruals for future costs totaling $435 million ($257 million after tax) relating to the sale of Dakota, Minnesota & Eastern Railroad – West (“DM&E West”);

•	in the fourth quarter, management transition costs of $5 million ($4 million after tax) related to the appointment of the Company’s Chief Financial Officer; and

•	in the fourth quarter, a recovery of $7 million ($5 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains.

Canadian Pacific • 2015 MD&A • Q2

Reconciliation of Non-GAAP measures to GAAP measures

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2015	2014	2015	2014
Operating income, excluding significant items(1)	$646	$587	$1,258	$1,006

Add significant items:
Labour restructuring	—	—	—	4

Operating income as reported	$646	$587	$1,258	$1,010

Income, excluding significant items(1)	$404	$371	$779	$622

Add significant items, net of tax:
Labour restructuring	—	—	—	3
Impact of FX translation on U.S. dollar-denominated debt	9	—	(46)	—
Income tax rate change	(23)	—	(23)	—

Net income as reported	$390	$371	$710	$625

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014
Diluted earnings per share, excluding significant items(1)	$2.45	$2.11	$4.70	$3.52

Add significant items:
Labour restructuring	—	—	—	0.02
Impact of FX translation on U.S. dollar- denominated debt	0.05	—	(0.28)	—
Income tax rate change	(0.14)	—	(0.14)	—

Diluted earnings per share as reported	$2.36	$2.11	$4.28	$3.54

	For the three months		For the six months
	ended June 30		ended June 30
	2015	2014	2015	2014
Operating ratio, excluding significant items(1)	60.9%	65.1%	62.1%	68.5%

Add significant items:
Labour restructuring	—	—	—	(0.2)%

Operating ratio as reported	60.9%	65.1%	62.1%	68.3%

Canadian Pacific • 2015 MD&A • Q2

(in millions)	2015	2014
Adjusted EBIT for the twelve months ended June 30(1)(2)	$2,569	$2,068

Add significant items:
Labour restructuring	—	11
Asset impairments	—	(435)
Management transition costs	—	(5)
Impact of FX translation on U.S. dollar- denominated debt	(66)	—

EBIT for the twelve months ended June 30(1)(2)	$2,503	$1,639
Add:
Other income and charges	84	9

Operating income for the twelve months ended June 30(2)	$2,587	$1,648

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. These earnings measures and other significant items are described in this section.
(2)	The amount is calculated on a rolling twelve months basis.

Free Cash

Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further in Section 13, Liquidity and Capital Resources. Cash used in financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Reconciliation of Free Cash to GAAP cash position(1)

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2015	2014	2015	2014
Cash provided by operating activities	$585	$645	$1,140	$932
Cash used in investing activities	(354)	(45)	(545)	(262)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(7)	—	(9)
Dividends paid	(57)	(62)	(115)	(123)
Effect of FX fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	(12)	5	(4)

Free cash(1)	173	519	485	534
Cash used in financing activities, excluding dividend payment	(172)	(436)	(526)	(650)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	7	—	9

Increase (Decrease) in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	1	90	(41)	(107)
Cash and cash equivalents at beginning of period	184	279	226	476

Cash and cash equivalents at end of period	$185	$369	$185	$369

(1)	Free cash and cash used in financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of CP’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a rolling twelve month basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT,

Canadian Pacific • 2015 MD&A • Q2

Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

Calculation of Interest Coverage Ratio

(in millions, except for interest coverage ratios)	2015	2014
EBIT for the twelve months ended June 30(1)(2)	$2,503	$1,639

Adjusted EBIT for the twelve months ended June 30(1)(2)	$2,569	$2,068

Net interest expense(2)	$312	$279

Interest coverage ratio(2)	8.0	5.9

Adjusted interest coverage ratio(2)	8.2	7.4

(1)	EBIT and Adjusted EBIT have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	The amount is calculated on a rolling twelve month basis.

ROCE

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE, is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 15, Shareholder Returns.

Calculation of Adjusted ROCE

(in millions, except for percentages)	2015	2014
EBIT for the twelve months June 30(1)	$2,503	$1,639

Adjusted EBIT for the twelve months ended June 30(1)	$2,569	$2,068

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt(3)	$15,889	$15,057

ROCE(1)	15.8%	10.9%

Adjusted ROCE(1)(2)	16.2%	13.7%

(1)	EBIT, Adjusted EBIT, ROCE, Adjusted ROCE have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	Adjusted ROCE is defined as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.
(3)	Restated for retrospective adoption of ASU 2015-03, discussed further in Section 12, Changes in Accounting Policy.

Adjusted Net Debt to Adjusted EBITDA

Adjusted net debt to Adjusted EBITDA is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets’ credit sensitivities. Adjusted net debt is defined as long-term debt, long-term debt maturing within one year and short-term borrowing as reported on the Company’s Consolidated Balance Sheets adjusted for unfunded pension and other benefits liability, net of tax and the net present value of operating leases, which is discounted by the Company’s effective interest rate for each of the years presented. Adjusted EBITDA is calculated as Adjusted EBIT plus Depreciation and amortization, adjusted for net periodic pension and other benefit cost and operating lease expense.

Long-term debt issuance costs have been presented as a reduction of the carrying value of long-term debt as a result of adopting ASU 2015-03, discussed further in Section 12, Changes in Accounting Policy. Long-term debt as at December 31, 2014, 2013, and 2012 has been adjusted for the retrospective change in the accounting principle with a reclassification of $34 million, $37 million, and $39 million from Other assets against the carrying value of long-term debt, respectively.

Canadian Pacific • 2015 MD&A • Q2

The following table reconciles Adjusted net debt to long-term debt for the years ended December 31, 2014, 2013, and 2012. Adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012 is provided in Section 15, Non-GAAP Measures of the Company’s 2014 annual MD&A.

Reconciliation of Adjusted net debt to Long-term debt

(in millions)	2014	2013	2012
Adjusted net debt as at December 31 as restated(1)	$6,571	$5,357	$6,208
Add:
Net unfunded pension and other benefits liability, net of tax	(365)	—	(1,042)
Net present value of operating leases(2)	(447)	(518)	(515)

Long-Term debt as at December 31	$5,759	$4,839	$4,651

(1)	Restated for retrospective adoption of ASU 2015-03, discussed further in Section 12, Changes in Accounting Policy.
(2)	Operating leases were discounted at the Company’s effective interest rate for each of the periods presented.

15. SHAREHOLDER RETURNS

Shareholders’ Equity

At June 30, 2015, the Company’s Interim Consolidated Balance Sheets reflected $5,251 million in equity, compared with $5,610 million at December 31, 2014. This decrease was primarily due to the Company’s common share repurchase program partially offset by an increase in Net income in excess of dividends.

Share Capital

At July 17, 2015, 160,959,725 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At July 17, 2015, 2.7 million options were outstanding under the Company’s MSOIP and stand-alone option agreements entered into with Mr. E. Hunter Harrison, Mr. Keith Creel, and Mr. Bart Demosky. There are 1.8 million options available to be issued by the Company’s MSOIP in the future.

There are no outstanding options under the Director’s Stock Option Plan which has 0.3 million options available to be issued in the future.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange (“TSX”) was $200.02 at the end of the second quarter of 2015, a decrease of $31.88 from $231.90 at the beginning of the quarter, and a decrease of $23.73 from $223.75 at the beginning of 2015. The market value was $193.31 at the end of second quarter of 2014, an increase of $27.66 from $165.65 at the beginning of the quarter, and an increase of $32.66 from $160.65 at the beginning of 2014.

Return on Capital Employed

ROCE was 15.8% at June 30, 2015, compared with 10.9% at June 30, 2014. Excluding the significant items in 2015 and 2014 from EBIT, Adjusted ROCE was 16.2% at June 30, 2015, compared to 13.7% in at June 30, 2014. These improvements were primarily due to higher earnings. ROCE, Adjusted ROCE and EBIT are discussed further in Section 14, Non-GAAP Measures.

Cash Returned to Shareholders

Dividends

On May 13, 2015, the Company’s Board of Directors declared a quarterly dividend of $0.3500 per share compared to $0.3500 in 2014, on the outstanding Common shares. The dividend is payable on July 27, 2015 to holders of record at the close of business on June 26, 2015.

Share Repurchase Program

In 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million Common shares which represents 3% of CP’s 175.7 million Common shares outstanding as at March 4, 2014. The Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Common Shares in September of the same year. CP completed the purchase of the bid prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of the NCIB, commencing March 18, 2015 to March 17, 2016, to purchase up to 9.14 million of its outstanding Common shares for cancellation.

Canadian Pacific • 2015 MD&A • Q2

All purchases are made in accordance with a bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. In the second quarter of 2015, the Company repurchased 3,058,900 shares at an average price of $193.10 per share, and for the same period in 2014, the Company repurchased 2,702,232 shares at an average price of $176.86. In the first six months of 2015, the Company repurchased 5,233,688 shares at an average price of $206.40 per share and for the same period in 2014, the Company repurchased 3,269,982 shares at an average price of $172.90.

On May 29, 2015, the Company announced it was to purchase for cancellation up to 1,425,000 of its common shares pursuant to private agreements to be entered into between CP and two arm’s length third-party sellers. Purchases will be made in accordance with two issuer bid exemption orders issued by the Ontario Securities Commission each dated May 29, 2015, and pursuant to these orders, may be made in several transactions prior to March 17, 2016. The price CP will pay for its common shares purchased by way of private agreements will be at a discount to the prevailing market price of CP common shares on the TSX at the time of purchase.

On June 16, 2015, the Company announced it was to purchase for cancellation up to 853,000 of its common shares pursuant to private agreements to be entered into between CP and three arm’s-length third-party sellers. Purchases will be made in accordance with three issuer bid exemption orders issued by the Ontario Securities Commission each dated June 16, 2015, and pursuant to these orders, may be made in several transactions prior to March 17, 2016. The price CP will pay for its common shares purchased by way of private agreements will be at a discount to the prevailing market price of CP common shares on the TSX at the time of purchase.

Purchases made by CP will be counted towards CP’s NCIB announced on March 16, 2015 for up to 9.14 million of its outstanding Common shares and will not exceed, in aggregate, one third of the maximum number of common shares CP may purchase under the bid, being 3,046,667 common shares.

16. FINANCIAL INSTRUMENTS

Section 18, Financial Instruments of the 2014 annual MD&A includes a more detailed discussion around the Company’s fair value of Financial Instruments and financial risk management which have not changed from the Company’s MD&A for the year ended December 31, 2014, except as described below.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $7,669 million at June 30, 2015 and a carrying value of $6,701 million at June 30, 2015. At December 31, 2014, long-term debt had a fair value of $6,939 million and a carrying value of $5,759 million.

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar-denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar-denominated long-term debt and gains and losses on its net investment. The effective portion recognized in Other comprehensive income for the three and six months ended June 30, 2015 was an unrealized FX gain of $58 million and an unrealized FX loss of $298 million, respectively, compared to an unrealized FX gain of $119 million and an unrealized FX loss of $12 million, for the three and six months ended June 30, 2015, respectively. There was no ineffectiveness during the three and six months ended June 30, 2015 and June 30, 2014.

Interest rate management

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the first quarter of 2015. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in Accumulated other comprehensive loss, and is amortized to Net interest expense until the underlying notes, which were hedged, are repaid. A loss of $1

Canadian Pacific • 2015 MD&A • Q2

million and $2 million related to these previously settled derivatives has been reclassified to Net interest expense for the three and six months ended June 30, 2015, respectively. During the next 12 months, the Company expects $6 million of losses will be reclassified to Net interest expense. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as Net interest expense during the first quarter of 2015.

As at June 30, 2015, the unrealized loss of $22 million derived from the remaining forward starting swaps was included in Accounts payable and accrued liabilities with the offset reflected in Other comprehensive income on the Interim Consolidated Statements of Comprehensive Income.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in Accounts payable and accrued liabilities and $25 million in Other long-term liabilities with the offset reflected in Other comprehensive income on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at June 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million are outstanding. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in Accumulated other comprehensive loss, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in Accumulated other comprehensive loss are reclassified to Net interest expense.

A negligible realized gain was reclassified from Accumulated other comprehensive loss to Net interest expense related to settled derivatives in the first quarter of 2015.

At June 30, 2015, a negligible unrealized loss from the outstanding derivatives was recorded in Accounts payable and accrued liabilities on the Interim Consolidated Balance Sheets with the offset reflected in Other comprehensive income on the Interim Consolidated Statements of Comprehensive Income.

At December 31, 2014, the unrealized gain recorded in Other current assets on the Consolidated Balance Sheets was not significant. The offset was reflected in Other comprehensive income on the Consolidated Statements of Comprehensive Income.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in the Company’s MD&A for the year ended December 31, 2014 remains substantially unchanged, except as updated as follows:

Guarantees

At June 30, 2015, the Company had residual value guarantees on operating lease commitments of $66 million, compared to $154 million at June 30, 2014. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. At June 30, 2015, the fair value of these guarantees recognized as a liability was $11 million, compared to $6 million at June 30, 2014.

Canadian Pacific • 2015 MD&A • Q2

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates the Company’s known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At June 30, 2015 Payments due by period (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond
Contractual commitments
Long-term debt	$6,608	$67	$690	$1,223	$4,628
Capital lease	160	2	7	9	142
Operating lease(1)	533	58	156	101	218
Supplier purchase	1,420	155	302	235	728
Other long-term liabilities(2)	618	73	126	115	304

Total contractual commitments	$9,339	$355	$1,281	$1,683	$6,020

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $66 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above.
(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for the Company’s non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2015 to 2024. Pension contributions for the Company’s registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2020 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in the Company’s MD&A for the year ended December 31, 2014 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

Foreign Private Issuer Status

CP will no longer be exempt from the regular SEC reporting requirements in 2016 because a majority of its board was comprised of U.S. citizens or residents as of June 30, 2015 (the relevant date for determining foreign private issuer status for SEC reporting purposes in 2016). This follows a determination that the resignation of Stephen Tobias from the board occurred on July 3, 2015, discussed below.

Accordingly, CP will follow the regular SEC reporting requirements applicable to domestic filers effective January 1, 2016, file an annual report on Form 10-K for the year ended December 31, 2015 and file regular periodic reports under both Canadian and U.S. law thereafter.

Joint Venture with All Vision LLC

On June 29, 2015, the Company announced it had an agreement to create a joint venture with All Vision LLC called Van Horne Outdoor. The joint venture will focus on constructing digital advertising infrastructure and the management of CP’s licenses for over 700 existing sign boards located on the railway’s right of way.

Resolution of certain legal proceedings

In 2013, CP provided an interest free loan pursuant to a court order to a judicial trustee to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. The Company received $59 million for the sale of the building, which included repayment of the aforementioned 2013 loan to the judicial trustee, and recorded a gain of $31 million to Purchased services and other.

Sale of a Line of the Delaware and Hudson Railway Company

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York. The assets expected to be sold to NS, for proceeds of approximately U.S. $215 million subject to closing adjustments, have been classified as Assets held for sale on the Company’s Interim Consolidated Balance Sheets at June 30, 2015 and Consolidated Balance Sheets at December 31, 2014. The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, is expected to close later in 2015.

Canadian Pacific • 2015 MD&A • Q2

Legal Proceedings Related To Lac-Mégantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and the shipper, Western Petroleum, and its parent, World Fuel Services.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. In response to CP’s motion to withdraw the bankruptcy court reference, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. Because the trustee maintained that conduct subject to Canadian regulation prevailed CP moved to dismiss for want of personal jurisdiction. That motion will be heard on August 18, 2015.

On March 31, 2015, the Canadian Monitor in the MM&A bankruptcy filed a Plan of Arrangement under the Companies’ Creditors Arrangement Act (“CCAA”) whereby the Monitor sought court approval of the Plan. On July 13, 2015, the Quebec Superior court approved MM&A’s Plan of arrangement. Subject to this judgement becoming a final judgement and subject to approval by the U.S. Court, the plan will provide for the distribution of a fund of approximately $430 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund for any further liability. Moreover, the Plan of arrangement provides for broadly worded third-party releases and channeling injunctions. CP has not contributed to the fund.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights. Western Fuels is part of the World Fuels group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned all Carmack claims to the trustee. So far the trustee has not pursued Carmack claims against CP, but both the World Fuels group and the trustee have maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuels group or Irving Oil associated with the derailment.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Change in Executive Officers

On January 21, 2015, the Company announced the appointment of Mr. Timothy Marsh as Senior Vice-President Sales and Marketing. Mr. Marsh replaces Ms. Jane O’Hagan who left the Company on May 29, 2014.

On February 11, 2015, the Company announced that Executive Vice President and Chief Financial Officer, Mr. Bart W. Demosky, had decided to leave the Company. On May 14, 2015, the Company announced Mr. Mark Erceg was appointed Executive Vice President and Chief Financial Officer effective May 18, 2015.

Change in Board of Directors

Effective May 14, 2015, Mr. Keith Creel and the Hon. John Baird were elected to the Board of Directors of Canadian Pacific Railway Limited.

Canadian Pacific • 2015 MD&A • Q2

On July 3, 2015, Mr. Stephen Tobias resigned as a member of the Company’s Board of Directors. Mr. Tobias joined the Board on May 17, 2012.

On July 20, 2015, Mr. Andrew Reardon was elected Chairman of the Board. Also on July 20, 2015, Mr. Gary Colter and Ms. Krystyna Hoeg resigned as members of the Company’s Board of Directors. Mr. Colter joined the Board on May 17, 2012 and was the Chairman of the Board from May 1, 2014 until his resignation. Ms. Hoeg joined the Board on May 11, 2007.

Certain Other Financial Commitments

At June 30, 2015 Amount of commitments per period (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond
Commitments
Letters of credit	$363	$363	$—	$—	$—
Capital commitments	475	274	148	36	17

Total commitments	$838	$637	$148	$36	$17

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, the Company is party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. CP is liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through the Company’s bi-lateral letter of credit facility.

Capital Commitments

The Company remains committed to maintaining the current high level of plant quality and renewing the franchise. As part of this commitment, CP has entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2015 through 2032. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20. BUSINESS RISKS

In the normal course of operations, CP is exposed to various business risks and uncertainties that can have an effect on the Company’s financial condition. Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around Business Risks, including Competition, Liquidity, Regulatory Authorities, Labour Relations, Climate Change, Financial Risks and General and Other Risks, which is herein incorporated by reference. There were no significant changes to Business Risks, risk management strategies, the Company’s integrated Enterprise Risk Management framework during the six month period ended June 30, 2015 other than those discussed below:

Liquidity

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around Liquidity, including Revolving Credit Facility and Bilateral Letter of Credit Facilities, which is herein incorporated by reference.

Revolving Credit Facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014, to more accurately reflect the expanded financial capacity of the Company. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at June 30, 2015, the Company satisfied the threshold stipulated in both the existing and amended financial covenant. At June 30, 2015, the facility was undrawn.

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year Notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements for a payment of U.S. $50 million (CDN$63 million) cash, discussed further in

Canadian Pacific • 2015 MD&A • Q2

Section 16, Financial Instruments. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at June 30, 2015, the Company had total commercial paper borrowings of U.S. $500 million (CDN $625 million), compared to U.S. $675 million (CDN $783 million) as at December 31, 2014. The commercial paper program is presented in Long-term debt on the Interim Consolidated Balance Sheets as the Company has the intent and the ability to renew these borrowings on a long term basis. The weighted-average interest rate on these borrowings was 0.48%, compared to 0.44% at December 31, 2014.

Bilateral Letter of Credit Facilities

At June 30, 2015, under its bilateral facilities the Company had letters of credit drawn of $363 million from a total available amount of $600 million. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

The Company’s railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how operations and business activities are managed.

Operations are subject to economic and safety regulation in Canada primarily by the Canadian Transportation Agency (“the Agency”), Transport Canada, the Canada Transportation Act (“CTA”) and the Railway Safety Act. The CTA provides shipper rate and service remedies, including Final Offer Arbitration, competitive line rates and compulsory inter-switching in Canada. The Agency regulates the maximum revenue entitlement for the movement of grain, commuter and passenger access, charges for ancillary services and noise-related disputes. Transport Canada regulates safety-related aspects of railway operations in Canada.

The Company’s U.S. operations are subject to economic and safety regulation by the Surface Transportation Board (“STB”) and Federal Railroad Administration (“FRA”). The STB is an economic regulatory body with jurisdiction over railroad rate and service issues and reviewing proposed railroad mergers and other transactions. The FRA regulates safety-related aspects of the Company’s railway operations in the U.S. under the Federal Railroad Safety Act, as well as rail portions of other safety statutes.

Various other regulators directly and indirectly affect the Company’s operations in areas such as health, safety, security, environmental and other matters. To mitigate statutory and regulatory impacts, the Company is actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada. No assurance can be given to the content, timing or effect on the Company of any anticipated legislation or further legislative action.

Regulatory Change

On May 29, 2014, the Government of Canada enacted the “Fair Rail for Grain Farmers Act” (the “Fair Rail Act”). This legislation authorizes the federal cabinet to require the Company and Canadian National Railway Company (“CN”) to move a minimum amount of grain, which amount is determined by and may be adjusted by the federal cabinet. There is currently no minimum grain volume required by the federal cabinet. In addition, the Fair Rail Act expands the terms and conditions associated with the inter-switching provisions of the CTA in the provinces of Alberta, Saskatchewan and Manitoba, provides that the Agency make regulations specifying what constitutes operational terms that may be subject to service agreement arbitration and gives the Agency the power to order a railway to compensate any person who has incurred expenses because of a failure to meet obligations under Sections 113 and 114 of the CTA, or does not meet its obligations under the terms of a confidential contract that includes a compensation clause. Further, the Fair Rail Act amends the Canada Grain Act to permit the regulation of contracts relating to grain and the arbitration of disputes respecting the provisions of those contracts.

After the tragic accident in Lac-Mégantic, Quebec in July of 2013 involving a non-related short-line railroad, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. The U.S. federal government has taken similar actions. These changes do not have a material impact on CP’s operating practices.

Canadian Pacific • 2015 MD&A • Q2

The Agency undertook a consultation, between November 19, 2013 and May 9, 2014, on the current approach to determining the adequacy of railway third party liability insurance coverage and solicited input on possible improvements to the current regulatory framework. The consultation period ended on May 9, 2014. The Company provided responses to the request for consultation. On February 20, 2015, the Government of Canada introduced Bill C-52 (“An Act to amend the Canada Transportation Act and the Railway Safety Act”, the “Bill”), which received Royal Assent on June 18, 2015. The Bill sets out new minimum insurance requirements for federally regulated railways based on amounts of crude and toxic inhalation hazards/poisonous inhalation hazards moved; limits railway liability to the minimum insurance level; mandates the creation of a fund ($250 million), paid for by crude shippers, to be utilized for damages beyond $1 billion; allows railways and insurers to have existing rights to pursue other parties (subrogation); and prevents shifting liability to shippers from railways except through written agreement. It is too soon for the Company to determine the impact that these amendments to the CTA and Railway Safety Act will have on the Company’s financial condition and results from operations.

On May 1, 2015, the U.S. Transportation Secretary announced the final rule for new rail tank car standards, DOT 117, for flammable liquids and the retrofitting schedule for older tank cars used to transport flammable liquids. The development of the new tank car standard was done in coordination between Transport Canada, the U.S. Pipeline and Hazardous Materials Safety Administration and the FRA. The new tank car standards were published in Canada on May 20, 2015. The new tank car standards require new tanks used to move flammable liquids to have top-fitting protection; thermal protection including a jacket; the use of 9/16 inch normalized steel for the tank car; full head shield; and improved bottom outlet valves. In the U.S. the new standards also included new operational protocols for trains transporting large volumes of flammable liquids such as the use of electronically controlled pneumatic brakes for trains carrying 70 or more cars of flammable liquids, routing requirements, speed restrictions, and information for local government agencies. The U.S. rule also provides new sampling and testing requirements for the classification of energy products placed into transport. In Canada, operational protocols such as speed restrictions to 40 mph in census metropolitan areas, crude sampling and testing requirements, and sharing information with municipal first responders, had previously been implemented. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to U.S. $345 million. As at June 30, 2015, total expenditures related to PTC were approximately $259 million, including approximately $13 million and $49 million for the second quarter and the first six months of 2015 respectively, discussed further in Section 13, Liquidity and Capital Resources. While CP is working to implement interoperable PTC, it believes that CP and the rail industry as a whole are unlikely to meet the current regulatory deadline of December 31, 2015. Companies that do not meet the deadline may be subject to regulatory penalties.

Labour Relations

At June 30, 2015, approximately 77% of CP’s workforce was unionized and approximately 72% of its unionized workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with six of seven bargaining units that represent employees in Canada and all 32 bargaining units that represent employees in the Company’s U.S. operations.

A four year settlement was reached with the Unifor, the Union representing 1,200 railcar and locomotive maintenance employees in Canada on February 14, 2015. On March 9, 2015 it was announced that this agreement was ratified.

This brings the number of long-term collective agreements in place between CP and its Canadian unions to six. Unifor, Rail Traffic Controllers, International Brotherhood of Electrical Workers, Teamsters Maintenance of Way employees, Police and United Steel Workers have all ratified long-term deals with the longest extending to 2020.

CP is currently in binding arbitration with the Teamsters Canada Rail Conference – Running Trades, the union representing locomotive engineers and conductors. The Minister of Labour appointed the Honourable George W. Adams, G.C., as Mediator/Arbitrator. Mediated arbitration is scheduled for October 2015.

Canadian Pacific • 2015 MD&A • Q2

All of the U.S. collective bargaining agreements are open for amendment effective January 1, 2015, with the exception of the Dakota, Minnesota & Eastern Railroad – North agreement revision which became effective on December 1, 2014 and is in place until December 31, 2018.

Environmental Laws and Regulations

The Company’s operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If the Company is found to have violated such laws or regulations it could materially affect the Company’s business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect the Company’s operating results and reputation.

The Company has implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual corporate Operations Environmental Plan states the current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. The Company also undertake environmental impact assessments and risk assessments to identify, prevent and mitigate environmental risks. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

The Company has developed an environmental audit program that comprehensively, systematically and regularly assesses the Company’s facilities for compliance with legal requirements and the Company’s policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and review by the Health, Safety, Security and Environment Committee established by the Board of Directors.

CP focus on key strategies, identifying tactics and actions to support commitments to the community. The Company’s strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along Company’s lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor does CP operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, the Company continues to adopt new technologies to minimize the Company’s fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around financial risks, including Pension Funding Volatility, Fuel Cost Volatility and Interest Rate Risk, which is herein incorporated by reference.

Canadian Pacific • 2015 MD&A • Q2

Foreign Exchange Risk

Although CP conducts business primarily in Canada, a significant portion of its revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, the Company’s results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.07 per share. On an annualized basis, a $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $35 million and negatively (or positively) impacts Operating expenses by approximately $16 million. FX translation on the Company’s U.S. dollar-denominated long-term debt is excluded from these sensitivities. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, CP may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and may in turn positively or negatively affect revenues. FX management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around General and Other Risks, including Supply Chain Disruption, Reliance on Technology and Technological Improvements, Qualified Personnel, Severe Weather, Supplier Concentration and General Risks, which is herein incorporated by reference.

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation of hazardous commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings Related to Lac-Megantic Rail Accident

Legal proceedings related to the tragic accident at Lac-Mégantic, Quebec, are discussed in Section 19, Future Trends and Commitments.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, CP is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Section 23, Critical Accounting Estimates of the 2014 annual MD&A includes a more detailed discussion related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities and goodwill and intangible assets, which is herein incorporated by reference.

Using the most current information available, the Company reviews estimates on an ongoing basis. There was no significant change to critical accounting estimates, the development, selection, disclosure or the process of review by the Board of Directors’ Audit Committee of these estimates during the three and six month periods ended June 30, 2015 other than those discussed below:

Pensions and Other Benefits

Recent Developments

CP reached a four year agreement with Unifor in the first quarter of 2015. The agreement includes changes to pension benefits, including a cap on the amount of pension that employees can accrue for each year of pensionable service. As a result of the changes, the projected benefit obligation for pensions decreased by $7 million, with a corresponding increase to Other comprehensive income and reduction to Accumulated other comprehensive loss as prior service credits.

In the second quarter of 2015, CP recognized an associated $11 million gain related to legacy pension plans and an additional $11 million of pension benefit assets.

Pension Liabilities and Pension Assets

The Company included pension benefit liabilities of $281 million in Pension and other benefit liabilities and $10 million in Accounts payable and accrued liabilities on the Company’s Interim Consolidated Balance Sheets at June 30, 2015. CP also included post-retirement benefits liabilities of $389 million in Pension and other benefit liabilities and $20

Canadian Pacific • 2015 MD&A • Q2

million in Accounts payable and accrued liabilities on the Company’s Interim Consolidated Balance Sheets at June 30, 2015.

The Company included pension benefit assets of $469 million in Pension asset on the Company’s Interim Consolidated Balance Sheets at June 30, 2015.

Pension Plan Contributions

The Company made contributions of $20 million to the defined benefit pension plans in the second quarter of 2015 and $41 million in the first six months of 2015, compared with $20 million and $39 million in the same periods of 2014.

CP estimates its aggregate pension contributions, including its defined benefit and defined contribution plans, to be in the range of $90 million to $100 million in 2015, and in the range of $60 million to $110 million per year from 2016 to 2018.

Future pension contributions will be highly dependent on the Company’s actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which previous years’ voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment. CP will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Deferred Income Taxes

A deferred income tax expense of $74 million was included in total income tax expense for the second quarter of 2015 and an expense of $106 million for the first six months of 2015, compared with deferred income tax recovery of $15 million and expense of $74 million, respectively, for the same periods of 2014. These increases in deferred income tax expense was primarily due to an income tax expense of $23 million in the quarter, discussed further in Section 10, Other Income Statement Items, and the income tax related to the FX gain and losses on long-term debt which are taxed at a significantly lower rate than the estimated 2015 annualized effective tax rate.

At June 30, 2015, deferred income tax liabilities of $2,986 million were recorded as a long-term liability and comprised largely of temporary differences related to the accounting for properties. Deferred income tax benefits of $69 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Legal Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $9 million the second quarter of 2015 and $35 million for the first six months of 2015, compared with $4 million and $12 million, respectively, for the same periods of 2014.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

Canadian Pacific • 2015 MD&A • Q2

23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to the Company, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from CP or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average network train speed: The average network train speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include delay time related to customer or foreign railways and excludes the travel time and distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

Class I railroads: a railroad earning a minimum of U.S. $452.7 million in revenues annually as defined by the Surface Transportation Board in the United States.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of U.S. $10,500 or CDN $11,000 in damage.

Canadian Pacific • 2015 MD&A • Q2

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations, including yard and commuter service, but excluding fuel used in capital projects and other non-freight activities, for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to the Company’s locomotives, by the total freight-related GTMs. The result indicates how efficiently CP is using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

Canadian Pacific • 2015 MD&A • Q2

Canadian Pacific
7550 Ogden Dale Road SE
Calgary Alberta
Canada T2C 4X9

TSX/NYSE: CP
www.cpr.ca

CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to June 30, 2015 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the June 30, 2015 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended June 30, 2015

Earnings Coverage on long-term debt(1) (2)	7.7x

Notes:

(1)	Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.
(2)	The earnings coverage ratio has been calculated excluding carrying charges for the $90 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at June 30, 2015. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended June 30, 2015, earnings coverage on long-term debt would have been 7.7x.